UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Poseida Therapeutics, Inc.

(Name of Subject Company)

Poseida Therapeutics, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

73730P108

(CUSIP Number of Class of Securities)

Kristin Yarema

Chief Executive Officer

Poseida Therapeutics, Inc.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

(858) 779-3100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rowook Park

Barbara Borden

Julia Kim

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”). The address of the principal executive offices of Poseida is 9390 Towne Centre Drive, Suite 200, San Diego, California 92121, and its telephone number is (858) 779-3100. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Poseida” refer to Poseida Therapeutics, Inc.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Poseida, $0.0001 par value per share (collectively, the “Shares”). As of December 2, 2024, there were (i) 97,774,206 Shares issued and outstanding, (ii) 16,194,346 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Options”), (iii) 5,517,448 Shares issuable upon settlement of restricted stock unit awards (“RSUs”), and (iv) 121,122 Shares subject to issuance pursuant to outstanding warrants to purchase Shares (the “Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, address and telephone number of Poseida, which is the person filing this Schedule 14D-9, are set forth above under “Item 1. Subject Company Information—Name and Address”.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2024 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Roche Holdings, Inc., a Delaware corporation (“Parent”), and (ii) Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares at a per Share offer price of (i) $9.00 in cash (the “Cash Amount”), and (ii) one non-transferable contingent value right (each, a “CVR,” and the Cash Amount plus one CVR collectively, the “Offer Consideration”) representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share in cash (each, a “Milestone Payment” and collectively, the “Milestone Payments”), upon the achievement of specified milestones, described in further detail below under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — CVR Agreement,” subject to and in accordance with the terms of the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a duly qualified rights agent mutually agreeable to Parent and Poseida (the “Rights Agent”), in each case, without interest, and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Poseida’s stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 25, 2024 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among Parent, Merger Sub, and Poseida. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and upon the terms and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into Poseida (the “Merger”), the separate existence of Merger Sub will cease and Poseida will continue as the surviving corporation in the Merger and a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Poseida. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be mutually agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than (i) Shares held by Poseida (including in Poseida’s treasury), Parent, Merger Sub, or any of their respective subsidiaries, (ii) any Shares irrevocably accepted to be acquired in the Offer, and (iii) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in accordance with Section 262 of the DGCL and, as of the Effective Time, have not effectively withdrawn, failed to perfect or otherwise lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”, and together with clauses (i) and (iii), “Excluded Shares”)) will be converted into the right to receive the Offer Consideration, without interest and subject to deduction for any applicable withholding tax (the “Merger Consideration”). Upon the Effective Time, Poseida will cease to be a publicly traded company and will become wholly owned by Parent. The Merger Agreement and the CVR Agreement are collectively referred to as the “Transaction Documents.” “Transactions” shall mean the Offer, the Merger and the other transactions contemplated by the Transaction Documents.

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any optionholder, each Option that is outstanding as of immediately prior to the Effective Time will fully vest and become exercisable, and to the extent not exercised prior to the Effective Time, each Option will be canceled and converted into the right to receive from the Surviving Corporation subject to deduction for any applicable withholding tax, (A) an amount in cash (without interest and subject to deduction for any applicable withholding tax), equal to the product of: (1) the excess, if any, of the Cash Amount over the exercise price per share of each such Option; and (2) the number of Shares underlying such Option immediately prior to the Effective Time and (B) one CVR in respect of each Share underlying such Option (clauses (A) and (B) collectively, the “Option Consideration”); provided, however, that if the exercise price per share of any such Option is equal to or greater than the Cash Amount, but less than $13.00 (any such option, an “Underwater Option”), such Underwater Option will not be entitled to any payment of the Cash Amount in respect thereof, and any Option with an exercise price per share equal to or greater than $13.00 will be canceled as of immediately prior to the Effective Time without any payment.

Each Underwater Option will be canceled and converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying such Underwater Option, and therefore may become entitled to receive, without interest and subject to deduction for any applicable withholding tax, at each time a Milestone Payment becomes due and payable under the terms of the CVR Agreement, an amount in cash equal to the product of (i) the total number of Shares underlying such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per share with respect to such Underwater Option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid pursuant to the CVR Agreement to the former holder of such Underwater Option in respect of each CVR granted in respect of such Underwater Option; provided, that if the exercise price per share of any Option is equal to or greater than $13.00, such Option will be cancelled immediately prior to the Effective Time without any payment being made in respect thereof. The terms of the CVRs to be received by any holder of Options, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that, as of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of RSUs, (i) each RSU (other than a RSU granted during the calendar year ending December 31, 2025 to an employee as a long-term equity incentive grant (a “2025 Company RSU”)) that is outstanding as of immediately prior to the Effective Time (x) will fully vest, and (y) will be canceled and converted into the right to receive from the Surviving Corporation, at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), (A) an amount in cash (without interest and subject to deduction for any applicable withholding tax) equal to the product of (1) the Cash Amount and (2) the number of Shares subject to such RSU and (B) one CVR in respect of each Share subject to such RSU (clauses (A) and (B) collectively, the “RSU Consideration”); provided, that any payment in respect of any RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) will be made on the applicable settlement date for such RSU if required in order to comply with Section 409A of the Code; and (ii) each 2025 Company RSU that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and subject to deduction for any applicable withholding tax, the RSU Consideration, which will vest and become payable by the Surviving Corporation to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the Effective Time. The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The Merger Agreement also provides that (i) any Shares underlying a Warrant exercised as of immediately prior to the Acceptance Time (as defined below), and contingent upon the occurrence of the Acceptance Time, will, upon such exercise of such Warrant in accordance with the terms thereof, be treated in the same manner as each Share outstanding immediately prior to the Effective Time under the Merger Agreement; and (ii) any Warrant that is not exercised prior to the Acceptance Time and any Warrant outstanding as of immediately prior to the Acceptance Time that has an exercise price per share equal to or greater than the Cash Amount, will expire and terminate automatically, in each case as of immediately prior to the Acceptance Time without any payment being made in respect thereof.

The initial expiration date of the Offer is one minute following 11:59 p.m., New York City time, on January 7, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”).

The Merger Agreement also provides, among other things, that subject to the terms and conditions of the Merger Agreement, including the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, promptly after the Expiration Date, Merger Sub will (and Parent will cause Merger Sub to) consummate the Offer in accordance with its terms and accept for payment (the time of such acceptance, the “Acceptance Time”) and thereafter pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as soon as practicable following the consummation of the Offer but in any event on the same date, without a vote of Poseida stockholders, in accordance with Section 251(h) of the DGCL.

Concurrently with the execution and delivery of the Merger Agreement, Parent entered into Tender and Support Agreements, dated as of November 25, 2024 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with Malin Life Sciences Holdings Limited (“Malin”) and certain entities affiliated with Pentwater Capital Management (collectively, “Pentwater”; Pentwater and Malin each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender their Shares in the Offer, vote their Shares against any action that is intended or would reasonably be expected to impede or interfere with transactions contemplated by the Merger Agreement at any annual or special meeting of Poseida stockholders, or in connection with any action proposed to be taken by written consent of Poseida stockholders, not to transfer any of their Shares (subject to certain exceptions), to waive and not to exercise any appraisal rights in respect of such Shares that may arise with respect to the Merger and not to commence or join, and to take all actions to opt out of, any class action with respect to claims against Parent, Merger Sub, Poseida or their affiliates relating to the Merger Agreement or the transactions contemplated thereby. The Support Agreements will terminate upon the earlier of the Effective Time or the termination of the Merger Agreement, or upon certain other specified events.

As of November 25, 2024, Malin and Pentwater beneficially owned approximately 12.1% and 6.1% of the outstanding Shares, respectively. In accordance with the terms of the Support Agreements, Parent has consented to the transfer by Pentwater of (i) up to 30% of the Shares held by Pentwater at the time of entering into its Support Agreement and (ii) subject to certain conditions, any Shares acquired by Pentwater after entering into its Support Agreement.

A more complete description of the Support Agreements can be found in Section 13 (The Transaction Documents—The Tender and Support Agreements) of the Offer to Purchase and the Support Agreements, the form of which has been filed as Exhibit (a)(5)(J) to this Schedule 14D-9 and each is incorporated herein by reference.

The foregoing summary of the Transactions and the Support Agreements is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the terms of the Transaction Documents and the Support Agreements.

According to the Offer to Purchase, the principal executive office of each of Parent and Merger Sub is Tax Department, 1 DNA Way—MS24, South San Francisco, California 94080, and the telephone number at such principal office is (650) 225-6728.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of Poseida’s website at https://investors.poseida.com/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including in Poseida’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on March 7, 2024 (the “Annual Report”), filed as Exhibit (e)(3) hereto and incorporated herein by reference, in Poseida’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 25, 2024 (the “Proxy Statement”), filed as Exhibit (e)(4) hereto and incorporated herein by reference, and in Poseida’s Quarterly Report on Form 10-Q for the three months ended March 31, 2024 filed with the SEC on May 14, 2024, Poseida’s Quarterly Report on Form 10-Q for the three months ended June 30, 2024 filed with the SEC on August 5, 2024, and Poseida’s Quarterly Report on Form 10-Q for the three months ended September 30, 2024 filed with the SEC on November 7, 2024 (collectively, the “2024 Quarterly Reports”), filed as Exhibits (e)(5), (e)(6) and (e)(7) hereto, respectively, and incorporated herein by reference), to Poseida’s knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between (i) Poseida or any of its affiliates, on the one hand, and (ii) (A) any of Poseida’s executive officers, directors or affiliates, or (B) Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Poseida (the “Board”) was aware of all such agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Poseida and its Executive Officers, Directors and Affiliates.

Interests of Certain Persons

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Poseida should be aware that Poseida’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Poseida generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions and to recommend that stockholders tender shares in the Offer. As described in more detail below, these interests include:

•	the accelerated vesting and payment in respect of Options and RSUs (together, the “Company Equity Awards”) other than 2025 Company RSUs in connection with the Merger;

•	the potential receipt of severance benefits by executive officers pursuant to Poseida’s Severance and Change in Control Plan (the “Severance Plan”);

•	the acceleration into 2024 of certain equity incentive compensation award vesting;

•	the payment of certain 2024 annual bonuses on an accelerated basis;

•	potential annual base salary increases consistent with past practice and as part of Poseida’s annual performance evaluation process;

•	the potential receipt of annual cash incentives and long-term equity incentive compensation awards in 2025; and

•	the entitlement to indemnification benefits in favor of directors and officers of Poseida.

For further information with respect to the arrangements between Poseida and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Poseida and its executive officers, directors, and affiliates, please see the Annual Report, the Proxy Statement, the 2024 Quarterly Reports, and other filings and reports that Poseida may file from time to time with the SEC.

Outstanding Shares Held by Directors and Executive Officers

If executive officers and directors of Poseida tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Poseida. As of December 2, 2024, the executive officers and directors of Poseida beneficially owned, in the aggregate, 595,145 Shares (excluding Shares issuable upon exercise of outstanding Options and the vesting and settlement of RSUs), representing approximately 0.61% of the then outstanding Shares.

The following table sets forth (i) the number of Shares beneficially owned as of December 2, 2024, by each of Poseida’s executive officers and directors (excluding Shares issuable upon the exercise of outstanding Options and the vesting and settlement of RSUs), (ii) the aggregate Cash Amount that would be payable for such Shares pursuant to the Offer, and (iii) the aggregate contingent consideration that would be payable for such Shares pursuant to the CVR Agreement if all milestones were achieved.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Aggregate Cash Amount for Shares Beneficially Owned	Contingent Consideration Payable for Shares Beneficially Owned
Executive Officers
Kristin Yarema, Ph.D., Chief Executive Officer, President and Director	95,209	$856,881	$380,836
Mark J. Gergen, J.D., Executive Chairman and Director	151,502	$1,363,518	$606,008
Harry J. Leonhardt, J.D., General Counsel, Chief Compliance Officer and Corporate Secretary	45,318	$407,862	$181,272
Johanna M. Mylet, C.P.A., Chief Financial Officer	76,961	$692,649	$307,844
Syed Rizvi, M.D., Chief Medical Officer	—	$—	$—
Directors
Cynthia Collins, Director	39,300	$353,700	$157,200
John P. Schmid, Director	39,300	$353,700	$157,200
Luke Corning, Director	39,300	$353,700	$157,200
Marcea B. Lloyd, J.D., Director	49,300	$443,700	$197,200
Rafael G. Amado, M.D., Director	13,103	$117,927	$52,412
Charles M. Baum, M.D., Ph.D., Director	45,852	$412,668	$183,408

All of Poseida’s current directors and executive officers as a group (11 persons)	595,145	$5,356,305	$2,380,580

Treatment of Company Equity Awards

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any optionholder, each Option that is outstanding as of immediately prior to the Effective Time will fully vest and become exercisable, and to the extent not exercised prior to the Effective Time, each Option will be canceled and converted into the right to receive from the Surviving Corporation the Option Consideration; provided, however, that if any such Option is an Underwater Option, such Underwater Option will not be entitled to any payment of the Cash Amount in respect thereof, and any Option with an exercise price per share equal to or greater than $13.00 will be canceled as of immediately prior to the Effective Time without any payment.

Each Underwater Option will be canceled and converted into the right to receive the CVR included in the Option Consideration with respect to each Share underlying such Underwater Option, and therefore may become entitled to receive, without interest and subject to deduction for any applicable withholding tax, at each time a Milestone Payment becomes due and payable under the terms of the CVR Agreement, an amount in cash equal to the product of (i) the total number of Shares underlying such Underwater Option, multiplied by (ii) the amount, if any, by which (A) the Cash Amount plus the amount of such Milestone Payment plus the amount of any other Milestone Payments that previously became due and payable under the terms of the CVR Agreement exceeds (B) the exercise price per share with respect to such Underwater Option plus the Milestone Payment Amounts (as such term is defined in the CVR Agreement), if any, previously paid pursuant to the CVR Agreement to the former holder of such Underwater Option in respect of each CVR granted in respect of such Underwater Option. The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

As of immediately prior to the Effective Time, and conditioned upon the occurrence of the Effective Time and without any action on the part of any holder of RSUs, (i) each RSU (other than a 2025 Company RSU) that is outstanding as of immediately prior to the Effective Time (x) will fully vest, and (y) will be canceled and converted into the right to receive from the Surviving Corporation, at the Effective Time or as soon as practicable thereafter (but in no event later than ten business days thereafter), the RSU Consideration; provided, that any payment in respect of any RSU which immediately prior to such cancellation was treated as “deferred compensation” subject to Section 409A of the Code will be made on the applicable settlement date for such RSU if required in order to comply with Section 409A of the Code; and (ii) each 2025 Company RSU that is outstanding as of immediately prior to the Effective Time will be canceled and converted into the right to receive, without interest and subject to deduction for any applicable withholding tax, the RSU Consideration, which will vest and become payable by the Surviving Corporation to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the Effective Time. The terms of the CVRs, and the circumstances in which any Milestone Payment is made in respect thereof, will be governed solely by the CVR Agreement.

The table below sets forth, as of December 2, 2024 for each of Poseida’s executive officers and directors: (a) (i) the aggregate number of Shares subject to the Options (other than Underwater Options) held by the applicable executive officer or director; (ii) the value of the Cash Amounts payable in respect of such Options on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares underlying each such Option immediately prior to the Effective Time, by (y) the excess, if any, of (1) the Cash Amount over (2) the exercise price payable per share under each such Option; (iii) the number of CVRs in respect of such Options; and (iv) the total amount payable pursuant to the CVRs in respect of such Options assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (x) the total number of Shares underlying such Options, by (y) the amount of all Milestone Payments; and (b) (i) the aggregate number of Shares subject to any Underwater Options held by the applicable executive officer or director; (ii) the number of CVRs in respect of such Underwater Options; and (iii) the total amount payable pursuant to the CVRs in respect of such Underwater Options assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (x) the total number of Shares underlying each such Underwater Option, by (y) the amount, if any, by which (A) the Cash Amount plus the amount of all Milestone Payments exceeds (B) the exercise price per share with respect to such Underwater Option. No amount will be payable at the Effective Time with respect to the Underwater Options.

	Company Options (excluding Underwater Options)				Underwater Options
Name	Number of Shares Underlying Company Options (#)	Cash Amount Payable in Respect of Company Options ($)	Number of CVRs in Respect of Company Options (#)	Maximum Payment for CVRs in Respect of Company Options ($)(1)	Number of Shares Underlying Underwater Options (#)	Number of CVRs in Respect of Underwater Options (#)	Maximum Payment for CVRs in Respect of Underwater Options ($)(1)
Executive Officers
Kristin Yarema, Ph.D., Chief Executive Officer, President and Director	843,525	5,119,338	843,525	3,374,100	—	—	—
Mark J. Gergen, J.D., Executive Chairman and Director	1,325,881	6,186,070	1,325,881	5,303,524	390,115	390,115	1,353,556
Harry J. Leonhardt, J.D., General Counsel, Chief Compliance Officer and Corporate Secretary	309,551	1,406,191	309,551	1,238,204	137,000	137,000	527,450
Johanna M. Mylet, C.P.A., Chief Financial Officer	458,860	2,094,550	458,860	1,835,440	82,000	82,000	315,700
Syed Rizvi, M.D., Chief Medical Officer	250,000	1,475,000	250,000	1,000,000	—	—	—
Directors
Cynthia Collins, Director	170,640	579,460	170,640	682,560	—	—	—
John P. Schmid, Director	129,033	557,065	129,033	516,132	48,114	48,114	52,460
Luke Corning, Director	83,200	547,107	83,200	332,800	45,833	45,833	147,582
Marcea B. Lloyd, J.D., Director	129,033	557,065	129,033	516,132	16,038	16,038	20,288
Rafael G. Amado, M.D., Director	82,550	513,745	82,550	330,200	—	—	—
Charles M. Baum, M.D., Ph.D., Director	111,700	746,322	111,700	446,800	—	—	—

All of Poseida’s current directors and executive officers as a group (11 persons)	3,893,973	19,781,913	3,893,973	15,575,892	719,100	719,100	2,417,036

(1)

Dollar values are calculated assuming achievement of each Milestone prior to its applicable Milestone Outside Date (as such terms are defined in the section below titled “—CVR Agreement”). There can be no assurance that any of the Milestones will be achieved or that any of the Milestone Payments will be made.

The table below sets forth, as of December 2, 2024 for each of Poseida’s executive officers and directors: (i) the aggregate number of Shares subject to RSUs, (ii) the value of the Cash Amounts payable in respect of such RSUs on a pre-tax basis at the Effective Time, calculated by multiplying (x) the total number of Shares issuable in settlement of such RSUs immediately prior to the Effective Time, by (y) the Cash Amount, (iii) the number of CVRs in respect of such RSUs; and (iv) the total amount payable pursuant to the CVRs in respect of such RSUs assuming all Milestone Payments become due and payable under the terms of the CVR Agreement, calculated by multiplying (x) the total number of Shares underlying such RSUs, by (y) the amount of all Milestone Payments. As of December 2, 2024, no executive officer or director held any 2025 Company RSUs.

	Company RSUs
Name	Number of Shares Underlying Company RSUs (#)	Cash Amount Payable in Respect of Company RSUs ($)	Number of CVRs in Respect of Company RSUs (#)	Maximum Payment for CVRs in Respect of Company RSUs ($)(1)
Executive Officers
Kristin Yarema, Ph.D., Chief Executive Officer, President and Director	517,627	4,658,643	517,627	2,070,508
Mark J. Gergen, J.D., Executive Chairman and Director	505,789	4,552,101	505,789	2,023,156
Harry J. Leonhardt, J.D., General Counsel, Chief Compliance Officer and Corporate Secretary	175,322	1,577,898	175,322	701,288
Johanna M. Mylet, C.P.A., Chief Financial Officer	175,322	1,577,898	175,322	701,288
Syed Rizvi, M.D., Chief Medical Officer	185,000	1,665,000	185,000	740,000
Directors
Cynthia Collins, Director	19,650	176,850	19,650	78,600
John P. Schmid, Director	19,650	176,850	19,650	78,600
Luke Corning, Director	19,650	176,850	19,650	78,600
Marcea B. Lloyd, J.D., Director	19,650	176,850	19,650	78,600
Rafael G. Amado, M.D., Director	45,847	412,623	45,847	183,388
Charles M. Baum, M.D., Ph.D., Director	32,748	294,732	32,748	130,992

All of Poseida’s current directors and executive officers as a group (11 persons)	1,716,255	$15,446,295	1,716,255	$6,865,020

(1)

Dollar values are calculated assuming achievement of each Milestone prior to its applicable Milestone Outside Date. There can be no assurance that any of the Milestones will be achieved or that any of the Milestone Payments will be made.

Treatment of Poseida’s 2020 Employee Stock Purchase Plan

Poseida maintains the Poseida 2020 Employee Stock Purchase Plan (the “Company ESPP”). The Merger Agreement provides that, prior to the Effective Time, Poseida will adopt resolutions and take such other necessary actions to: (i) terminate any outstanding Offering or Purchase Period(s) (each as defined in the Company ESPP) within such Offering and provide for a Purchase Date (as defined in the Company ESPP) upon the earlier of (x) the day that is four trading days prior to the Effective Time or (y) the date of which such Offering or Purchase Period(s) would otherwise end, and provide that no additional Offering or Purchase Period(s) will commence under the Company ESPP after the date of the Merger Agreement; (ii) provide that any individual participating in the Company ESPP is prohibited from (A) increasing the amount of his or her rate of payroll contributions thereunder from the rate in effect as of the date of the Merger Agreement, or (B) making separate non-payroll contributions from the rate in effect as of the date of the Merger Agreement; (iii) prevent any individual who is not participating in the Company ESPP as of the date of the Merger Agreement from commencing participation in the Company ESPP following the date of the Merger Agreement; and (iv) terminate the Company ESPP immediately prior to the Effective Time, subject to the consummation of the Merger.

Potential Payments and Benefits upon Termination or Change in Control

Equity Award Acceleration

Under the Merger Agreement, the vesting of all outstanding unvested Company Equity Awards other than 2025 Company RSUs will be accelerated in connection with the Merger and will be cashed out as further described above in the section captioned “—Treatment of Company Equity Awards.”

Severance Plan

Executive officers whose services are terminated in connection with the change of control of Poseida are entitled to certain benefits. Regardless of the manner in which an executive officer’s service terminates, each executive officer is entitled to receive amounts previously earned during his or her term of service, including unpaid salary and cash out of unused vacation.

Poseida has entered into participation agreements under the Severance Plan with each of its executive officers. The Severance Plan provides for severance benefits to the executive officers upon a “change in control termination,” which includes a termination without Cause (as defined in the Severance Plan), other than as a result of death or disability, or a resignation for Good Reason (as defined in the Severance Plan), in each case within the 13-month period beginning one month prior to the Effective Time.

Upon a change in control termination, the executive officer is entitled to:

•	a lump sum payment equal to a multiple of his or her base salary (18 months for each of Dr. Yarema and Mr. Gergen, and 12 months for each of Mr. Leonhardt, Ms. Mylet and Dr. Rizvi);

•	a lump sum payment equal to his or her target annual cash bonus (other than for Mr. Gergen, who did not participate in Poseida’s 2024 annual cash bonus program);

•	accelerated vesting of outstanding time-vesting equity awards; and

•	payment of COBRA premiums for a period of time (18 months for each of Dr. Yarema and Mr. Gergen, and 12 months for each of Mr. Leonhardt, Ms. Mylet and Dr. Rizvi).

The foregoing benefits are subject to the executive executing and complying with the terms and conditions of the Severance Plan, a release of claims, and Poseida’s standard form of Proprietary Information and Invention Assignment Agreement (the “Proprietary Information Agreement”). If the executive violates any of the provisions in his or her Proprietary Information Agreement or any other written agreement with Poseida, then the severance benefits will immediately terminate.

Additionally, upon a change in control termination for Dr. Yarema and Mr. Gergen, all outstanding equity awards which carry a right to exercise that each such executive officer holds as of the date of such termination will expire on the earlier of (A) the original term of such outstanding equity awards as set forth in the applicable award agreement or the equity incentive plan, subject to earlier termination in the event of a change in control as set forth in the terms of the applicable equity incentive plan and definitive agreement for such change in control transaction, and (B) the date which is 24 months following such termination.

The table below sets forth, for each of Poseida’s executive officers, the estimated value of the payments and benefits the executive officer would receive under the Severance Plan upon a change in control termination assuming the Effective Time occurred on December 2, 2024, and the executive terminated employment immediately thereafter. No vesting acceleration of Company Equity Awards is presented because all Company Equity Awards held by the executives will have been canceled as of immediately before the Effective Time, as described above in “—Treatment of Company Equity Awards.”

Name	Salary Severance ($)(1)	Bonus Severance ($)(2)	COBRA Payments ($)(3)
Executive Officers
Kristin Yarema, Ph.D., Chief Executive Officer, President and Director	941,700	376,680	54,785
Mark J. Gergen, J.D., Executive Chairman and Director	742,500	—	32,898
Harry J. Leonhardt, J.D., General Counsel, Chief Compliance Officer and Corporate Secretary	465,088	186,040	11,836
Johanna M. Mylet, C.P.A., Chief Financial Officer	462,800	185,120	10,105
Syed Rizvi, M.D., Chief Medical Officer	520,000	208,000	25,739

(1)	Represents a lump-sum payment equal to 12 months (or 18 months in the case of Dr. Yarema and Mr. Gergen) of the executive officer’s base salary as in effect as of December 2, 2024.
(2)	Represents a lump-sum payment equal to 100% of the executive officer’s target annual bonus as in effect as of December 2, 2024.
(3)

Represents the estimated cost of payment of premiums for coverage under COBRA for the executive officer and the executive officer’s eligible dependents, if any, for up to 12 months (or 18 months in the case of Dr. Yarema and Mr. Gergen) under the applicable Company employee benefit plans.

Annual Bonuses and Base Salary Increases

Certain of Poseida’s executive officers have received or will receive a cash bonus for 2024 based on actual performance (which the Board determined to be at the 100% of target performance level) under the applicable bonus arrangements of Poseida in effect prior to the date of the Merger Agreement. For Dr. Yarema and Dr. Rizvi and, subject to Parent’s review, any other executives that Poseida reasonably determines to be “disqualified individuals” within the meaning of Section 280G of the Code who may be subject to adverse tax treatment under Section 280G of the Code as the result of “excess parachute payments” within the meaning of Section 280G of the Code, such bonus has been paid or may be paid on or before December 31, 2024. Such action is being or may be taken to mitigate the potential for adverse tax treatment under Section 280G of the Code, and in any event such bonuses will be paid to all employees of Poseida as of the closing of the Merger if not yet paid. The following table shows the portions of 2024 annual bonuses that Poseida expects will have been paid in 2024 and also shows for each executive officer the full 2024 annual bonus to which the officer is entitled:

Name	2024 Annual Bonus Paid in 2024 ($)	Full 2024 Annual Bonus ($)
Executive Officers
Kristin Yarema, Ph.D., Chief Executive Officer, President and Director	376,680	376,680
Mark J. Gergen, J.D., Executive Chairman and Director	—	—
Harry J. Leonhardt, J.D., General Counsel, Chief Compliance Officer and Corporate Secretary	—	185,440
Johanna M. Mylet, C.P.A., Chief Financial Officer	—	184,530
Syed Rizvi, M.D., Chief Medical Officer	156,000	156,000

If the closing of the Merger has not occurred on or before February 1, 2025, Poseida may implement annual base salary increases in the ordinary course of business and in connection with, and at the time of, Poseida’s customary annual review process; provided, that any such increase shall not result in increased costs to Poseida or any of Poseida’s subsidiaries in any calendar year of more than 5% in the aggregate for all such increases and any other increases permitted by the Merger Agreement or 10% for an increase with respect to an individual executive officer.

Potential Equity Acceleration

Dr. Yarema and Dr. Rizvi have received or will receive accelerated vesting of outstanding equity incentive awards that otherwise would have vested on or before April 1, 2025. Such action is being taken to mitigate the potential for adverse tax treatment under Section 280G of the Code. Other executive officers who Poseida reasonably determines to be “disqualified individuals” within the meaning of Section 280G of the Code who may be subject to adverse tax treatment under Section 280G of the Code as the result of “excess parachute payments” within the meaning of Section 280G of the Code (subject to Parent’s review) may receive or will receive accelerated vesting of outstanding equity incentive awards that otherwise would have vested on or before March 15, 2025, to the extent necessary to mitigate the potential for adverse tax treatment under Section 280G of the Code.

Employee Benefits

Under the Merger Agreement, among other things, Parent has agreed that for a period of one year following the Effective Time, it will provide, or cause to be provided, to each employee who is employed by Poseida or any subsidiary of Poseida at the Effective Time and who continues to be employed by Parent, the Surviving Corporation or any subsidiary of Poseida during such period, (i) compensation (such term to include salary and annual cash bonus) and benefits (including the costs thereof to employee benefit plan participants) that are in the aggregate, substantially comparable to, respectively, the compensation (excluding any equity or equity-based compensation, retention, change of control, transaction or similar bonuses, and nonqualified deferred compensation) and benefits (excluding any defined benefit pension plan or retiree medical benefits) being provided to the employees immediately prior to the Effective Time and (ii) severance eligibility and benefits no less favorable than those afforded from time to time to other similarly situated employees of Parent and its affiliates.

The foregoing provisions are solely for the benefit of the parties to the Merger Agreement and (i) shall not be construed to (A) limit the right of Parent, the Surviving Corporation, Poseida, or any of Poseida’s subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend or terminate any material employee benefit plans and material employee agreements or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, (B) require Parent, Poseida, or any of Poseida’s subsidiaries (including, following the Effective Time, the Surviving Corporation) to retain the employment of any particular person for any fixed period of time following the Effective Time, or (C) establish, amend, or modify any benefit plan, program, agreement or arrangement and (ii) are not intended to confer upon any individual (including any employees, retirees, or dependents or beneficiaries of employees or retirees) or entity any right as a third-party beneficiary of the Merger Agreement.

Incentive Program

If the closing of the Merger has not occurred on or before March 15, 2025, Poseida may, in the ordinary course of business, (i) establish a 2025 annual cash incentive program and (ii) grant 2025 long-term equity incentive compensation awards under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan, as amended from time to time (the “2020 Plan”) in the form of RSUs, which 2025 Company RSUs shall vest ratably on an annual basis over four years, subject to the holder remaining employed by the Surviving Corporation or another affiliate of Parent as of each annual vesting date; provided, that (A) the 2025 Company RSUs otherwise shall be granted in the ordinary course of business and consistent with past practice and (B) Poseida may only grant the 2025 Company RSUs to the extent Poseida has taken such action as may be necessary under the 2020 Plan, the Severance Plan and the participation agreements thereunder or otherwise to provide that the 2025 Company RSUs shall not be subject to accelerated vesting in connection with the Transactions or any termination of employment, in each case to all its employees, including executive officers.

Each 2025 Company RSU that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, without interest and subject to deduction for any applicable withholding tax, the RSU Consideration, which shall vest and become payable by the Surviving Corporation to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2025 Company RSU immediately prior to the Effective Time, subject to deduction for any applicable withholding tax.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of Poseida’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Parent or its affiliates regarding continued service with Parent or its affiliates after the Effective Time, it is possible that Parent or its affiliates may enter into service, employment or other arrangements with Poseida’s directors or executive officers in the future.

Employment Agreements

Poseida has entered into at-will employment or offer letter agreements with each of its current executive officers. The employment of each of Poseida’s current executive officers may be terminated by Poseida at any time. The employment and offer letter agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of Poseida’s executive officers has also executed Poseida’s standard form of acknowledgement under its Incentive Compensation Recoupment Policy. For a discussion of the severance pay and other benefits under the Severance Plan to be provided in connection with a qualifying termination of employment following the Transactions, as described above under the section captioned “— Potential Payments and Benefits upon Termination or Change in Control.”

Director Compensation

Vesting of all outstanding equity awards held by Poseida’s non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described above under the section captioned “—Treatment of Company Equity Awards.”

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that from the Effective Time until the sixth anniversary thereof, Merger Sub and Parent will, and will cause Poseida, the Surviving Corporation or any of their respective applicable subsidiaries to, to the fullest extent permitted by applicable law: (i) indemnify, defend and hold harmless, against any costs or expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any pending or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of Poseida or any subsidiaries of Poseida (in all of their capacities) (the “Indemnified Persons”) in connection with any pending or threatened claim, action, suit, proceeding or investigation based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Poseida or any subsidiary of Poseida at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions, to the same extent such Indemnified Persons are indemnified or have the right to advancement of expenses as of the date of the Merger Agreement by Poseida or any of the subsidiaries of Poseida pursuant to their respective certificate or articles of incorporation, bylaws, articles of organization, operating agreement, certificate of formation or similar governing documents (“Organizational Documents”) and the indemnification agreements in existence and effect on the date of the Merger Agreement with any directors and officers of Poseida or any subsidiaries of Poseida that were provided to Parent; and (ii) include and cause to be maintained in effect in Poseida’s or the Surviving Corporation’s (or any successor’s), as the case may be, Organizational Documents for a period of six years after the closing of the Merger, the current provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses contained in the amended and restated certificate of incorporation and amended and restated bylaws of Poseida, which provisions may not be amended, repealed or otherwise modified during such six-year period in any manner that would adversely affect the rights thereunder of such Indemnified Persons.

The Merger Agreement also provides that, Poseida will, at or prior to the closing of the Merger, purchase a six year “tail” prepaid policy on terms and conditions no less advantageous to the Indemnified Persons, than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by Poseida, covering their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Poseida (as applicable), including with respect to the Offer and the Merger, and Merger Sub and Parent will cause the Surviving Corporation to maintain such “tail” prepaid policy in full force and effect for six years after the closing of the Merger; provided, however, that the amount paid for such policy may not exceed 300% the amount per annum Poseida paid in its last full fiscal year prior to the date of the Merger Agreement for its existing directors’ and officers’ insurance; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

Section 16 Matters

The Merger Agreement provides that prior to the Effective Time, Poseida will take all steps as may be reasonably required to approve, for purposes of Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), the disposition and cancellation or deemed disposition and cancellation of Shares, Company Equity Awards and any other equity securities of Poseida in the Transactions by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Poseida, and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Acceptance Time, the compensation committee of the Board (the “Compensation Committee”) will cause each employee benefit plan and Poseida employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of Poseida to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

(b) Arrangements with Merger Sub, Parent, and their Affiliates.

Merger Agreement

On November 25, 2024, Poseida, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents—The Merger Agreement)) and the description of the conditions to the Offer contained in Section 15 (Conditions to the

Offer)) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Poseida with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Merger Sub with the SEC on December 9, 2024 are incorporated herein by reference, and are not intended to provide any other factual information about Poseida, Parent, Merger Sub or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Poseida to Parent in connection with the signing of the Merger Agreement (the “Company Disclosure Letter”). Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Poseida at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Poseida in Poseida’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Poseida’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Poseida, Parent, Merger Sub, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Purchase, and this Solicitation/Recommendation Statement on Schedule 14D-9, as well as in Poseida’s other public filings.

CVR Agreement

Pursuant to the Merger Agreement, at or prior to the Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs. The Rights Agent will maintain an up-to-date register of the holders of CVRs (the “Holders”). Holders will not be permitted to transfer the CVRs (subject to certain limited exceptions as set forth in the CVR Agreement).

Each CVR represents one non-transferable right to receive the following Milestone Payments, conditioned upon the achievement of the following milestones within the following specified time periods:

(i)

$2.00 per Share, upon the initiation of the first pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 1”), if Milestone 1 is achieved on or before December 31, 2028 (the “Milestone 1 Outside Date”).

(ii)

$1.00 per Share, upon initiation of the first pivotal study of a P-CD19CD20-ALLO1 product or of a P-BCMACD19-ALLO1 product for the treatment of an autoimmune indication, including systemic lupus erythematosus or multiple sclerosis (“Milestone 2”), if Milestone 2 is achieved on or before December 31, 2034 (the “Milestone 2 Outside Date”).

(iii)

$1.00 per Share, upon the first commercial sale of a P-BCMA-ALLO1 product for the treatment of any indication (“Milestone 3” and together with Milestone 1 and Milestone 2, each, as applicable, a “Milestone”), if Milestone 3 is achieved on or before December 31, 2031 (the “Milestone 3 Outside Date” and together with the Milestone 1 Outside Date and the Milestone 2 Outside Date, each, a “Milestone Outside Date”).

Parent (directly or through its affiliates) is obligated to use, and to obligate its licensees to use, certain specified commercially reasonable efforts to (i) initiate one pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication and (ii) initiate one phase II clinical trial or one pivotal study of a P-CD19CD20-ALLO1 product for the treatment of multiple sclerosis or systemic lupus erythematosus and, is obligated to refrain from any conduct that is undertaken with the express intent of avoiding the achievement of any Milestone described above or the achievement of any Milestone described above prior to its applicable Milestone Outside Date. Parent’s obligations to use such commercially reasonable efforts shall terminate in full with respect to the foregoing clause “(i)”, on the earlier to occur of the achievement of Milestone 1 or December 31, 2028, and with respect to the foregoing clause “(ii)”, on the earlier to occur of (x) the initiation of either such phase II clinical trial or such pivotal study or (y) December 31, 2031. Parent is not obligated to use, and is not obligated to obligate its licensees to use such specified commercially reasonable efforts with respect to the achievement of Milestone 3. There can be no assurance that any of Milestone 1, Milestone 2 or Milestone 3 will be achieved on or before the Milestone 1 Outside Date, Milestone 2 Outside Date or Milestone 3 Outside Date, respectively, or that any Milestone Payments will be made.

Except in certain limited circumstances, Parent may not, without the consent of Holders of at least 40% of the outstanding CVRs, amend the terms of the CVR Agreement in a manner that would be adverse to the interest of the holders of CVRs.

The summary of the material provisions of the CVR Agreement contained in Section 13 (The Transaction Documents—The CVR Agreement) of the Offer to Purchase is incorporated herein by reference. The foregoing summary of the material terms of the CVR Agreement is qualified in its entirety by reference to the full text of the form of the CVR Agreement, a copy of which is included as Annex B to the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Poseida and F. Hoffmann-La Roche Ltd, an affiliate of Parent (“FHLR”), entered into a mutual non-disclosure agreement, dated as of March 9, 2021, as amended on each of November 19, 2021 and March 10, 2023 (as so amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, FHLR and Poseida agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any confidential information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ evaluation of their respective interest in such confidential information or in a potential transaction. The Confidentiality Agreement does not include a standstill provision. The Confidentiality Agreement expires in accordance with its terms on March 10, 2025, and pursuant to Section 5.12 of the Merger Agreement, Parent, Merger Sub and Poseida have agreed that the terms of the Confidentiality Agreement will survive until the date on which the closing of the Merger occurs, or in the event the Merger Agreement is terminated in accordance with its terms, until one year following the date of such termination. The foregoing summary of the Confidentiality Agreement and Section 5.12 of the Merger Agreement is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference, and the full text of Section 5.12 of the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

Collaboration and License Agreement

In July 2022, Poseida entered into a collaboration and license agreement (the “Roche Collaboration Agreement”) with FHLR and Hoffmann-La Roche Inc. (collectively, “Roche”), pursuant to which the Company granted to Roche: (i) an exclusive, worldwide license under certain Company intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of the Company’s existing P-BCMA-ALLO1 and P-CD19CD20-ALLO1 programs (each a “Tier 1 Program”); (ii) an exclusive option to acquire an exclusive, worldwide license under certain Company intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from each of the Company’s existing P-BCMACD19-ALLO1 and P-CD70-ALLO1 programs (each, a “Tier 2 Program”); (iii) an exclusive license under certain Company intellectual property to develop, manufacture and commercialize allogeneic CAR-T cell therapy products from the up to six Collaboration Programs (as defined below) designated by Roche; (iv) an option for a non-exclusive, commercial license under certain limited Company intellectual property to develop, manufacture and commercialize certain Roche proprietary cell therapy products for up to three solid tumor targets to be identified by Roche (“Licensed Products”); and (v) the right of first offer for two (2) early-stage existing programs within hematologic malignancies. The Roche Collaboration Agreement became effective in September 2022 upon expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

For each Tier 1 Program, the Company will perform development activities through a Phase 1 dose escalation clinical trial, and Roche is obligated to reimburse a specified percentage of certain costs incurred by the Company in its performance of such activities, up to a specified reimbursement cap for each Tier 1 Program. For Tier 1 Program activities beyond the specified reimbursement cap, Roche is obligated to reimburse all costs incurred for the program. For each Tier 2 Program, the Company will perform research and development activities either through selection of a development candidate for Investigational New Drug Application (“IND”)-enabling studies or, subject to Roche’s election and payment of an option maintenance fee, through completion of a Phase 1 dose escalation clinical trial. In addition, for each Tier 2 Program for which Roche exercises its option for an exclusive license, Roche is obligated to pay an option exercise fee. For each Tier 1 Program and Tier 2 Program, the Company will perform manufacturing activities until the completion of a technology transfer to Roche.

The parties are conducting an initial two-year research program to explore and preclinically test a specified number of agreed-upon next generation therapeutic concepts relating to allogeneic CAR-T cell therapies. Subject to Roche’s election and payment of a specified fee, the parties would subsequently conduct a second research program of 18 months under which the parties could extend the existing work being performed under the initial term, and/or would explore and preclinically test a specified number of additional agreed-upon next generation therapeutic concepts relating to allogeneic CAR-T therapies. Roche may designate up to six heme malignancy-directed, allogeneic CAR-T programs from the two research programs, for each of which the Company will perform research and development activities through selection of a development candidate for IND-enabling activities (each, a “Collaboration Program”). Upon its designation of each Collaboration Program, Roche is obligated to pay a designation fee. After the Company’s completion of lead optimization activities for a Collaboration Program, Roche may elect to transition such program to Roche with a payment to the Company or terminate it. Alternatively, Roche may elect, for a limited number of Collaboration Programs, to have the Company conduct certain additional development and manufacturing activities through the completion of a Phase 1 dose escalation clinical trial, in which case Roche will pay certain milestones and reimburse a specified percentage of the Company’s costs incurred in connection with such development and manufacturing activities. For each Collaboration Program, the Company will perform manufacturing activities until the completion of a technology transfer to Roche.

In consideration for the rights granted to Roche under the Roche Collaboration Agreement, the Company received an upfront payment of $110.0 million. In addition, subject to Roche exercising its Tier 2 Program options, designating Collaboration Programs, and exercising its option for the Licensed Products commercial license and further contingent on, among other things, achieving specified objectives, the Company is eligible to receive up to (i) $1.5 billion in aggregate payments for Tier 1 Programs comprised of research funding, feasibility fees and $1.4 billion in development, regulatory and net sales milestones, (ii) $1.1 billion in aggregate payments for Tier 2 Programs comprised of option exercise and maintenance fees and $1.0 billion in development, regulatory and net sales milestones, (iii) $2.9 billion in aggregate payments for the Collaboration Programs comprised of certain reimbursements, fees and milestone payments; and (iv) $415.0 million in payments for the Licensed Products comprised of certain reimbursements, fees and milestone payments.

The Company is further entitled to receive, on a product-by-product basis, tiered royalty payments in the mid-single to low double digits on net sales of products from the Tier 1 Programs, optioned Tier 2 Programs and

Collaboration Programs and in the low to mid-single digits for Licensed Products, in each case, subject to certain customary reductions and offsets. Royalties will be payable, on a product-by-product and country-by-country basis, until the latest of the expiration of the licensed patents covering such product in such country or ten years from first commercial sale of such product in such country.

The Roche Collaboration Agreement will continue in effect on a product-by-product and country-to-country basis until there is no remaining royalty or other payment obligations. The Roche Collaboration Agreement includes standard termination provisions, including for material breach or insolvency and for Roche’s convenience. Certain of these termination rights can be exercised with respect to a particular product or license, as well as with respect to the entire Roche Collaboration Agreement.

Effective November 7, 2023, the Roche Collaboration Agreement was amended to, among other things: (i) reallocate certain existing manufacturing-related fees payable to the Company by Roche to add new manufacturing process development and implementation transfer fees for each of our existing Tier 1 Programs; and (ii) reallocate amounts in certain development milestone payments payable to us by Roche at market rates for each Tier 1 Program. The amendment also provided for the ability for the existing two-year research program to be extended for an additional 18 months with the payment of a $15.0 million milestone.

Effective August 14, 2024, the Roche Collaboration Agreement was amended to include additional activities to be conducted by the Company. The additional activities will be funded by Roche with an initial scope that covers expanded Tier 1 Program activities. In addition, the consideration of certain of the Company’s existing performance obligations related to the Tier 1 Programs were modified.

The foregoing summary of the Roche Collaboration Agreement, as amended, is qualified in its entirety by reference to the Roche Collaboration Agreement and the first, second and third amendments thereto, copies of which are filed as Exhibits (e)(28), (e)(29), (e)(30) and (e)(31), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On November 25, 2024, the Board unanimously (i) determined that the Transactions are advisable and fair to, and in the best interests of, Poseida and its stockholders, (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the reasons described below under the section captioned “—Reasons for Recommendation”, the Board, on behalf of Poseida, unanimously recommends that Poseida’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

(i) Background of Offer and Merger

Poseida is a clinical-stage cell and gene therapy company advancing a new class of treatments for patients with cancer and rare diseases. Poseida has discovered and is developing a broad portfolio of product candidates in a variety of indications based on its core proprietary platforms, including our non-viral piggyBac DNA Delivery System, Cas-CLOVER Site-specific Gene Editing System and nanoparticle-based gene delivery technologies. The Board and Poseida management have pursued a strategy of seeking partnering opportunities to leverage the Company’s platform technology and advance the development of certain product candidates on a non-dilutive basis, while funding the development of other proprietary product candidates. In this regard, Poseida has entered into partnering agreements and has engaged in discussions with other potential partnering candidates as part of its ongoing business development strategy.

On March 9, 2021, Poseida entered into a mutual non-disclosure agreement with F. Hoffmann-La Roche Ltd, an affiliate of Parent, in connection with the parties’ desire to exchange certain confidential information in connection with evaluating the parties’ interest in a potential transaction. The non-disclosure agreement was subsequently amended on November 19, 2021 and March 10, 2023 to permit a broader scope of information to be disclosed thereunder in the course of the parties’ discussions. The non-disclosure agreement, as amended, does not contain a standstill provision.

In early August 2022, Poseida announced its strategic global collaboration with Roche pursuant to the Roche Collaboration Agreement, which is described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—Collaboration and License Agreement”. Poseida has had regular contact with Roche in connection with managing its partnership, including through the joint research team, joint development team, joint manufacturing team and joint steering committee established under the Roche Collaboration Agreement. The parties have also amended the Roche Collaboration Agreement in November 2023, February 2024 and August 2024 to cover additional work and reimbursement of certain Poseida expenses.

In April 2023, Poseida received an unsolicited acquisition proposal from a pharmaceutical company (the “April 2023 Proposal”). Following receipt of the April 2023 Proposal, on April 17, 2023, and at the direction of the Board, Mark Gergen, then the Chief Executive Officer of Poseida and now the Executive Chairman, reached out to James Sabry, then the global head of partnering of Roche, to let him know that Poseida had received strategic interest from another party that could lead to a potential process. Mr. Sabry indicated that an acquisition was not likely of current interest to Roche, but that Roche may have future interest in expanding the current collaboration, which could later lead to interest in an acquisition.

Poseida engaged Centerview Partners LLC (“Centerview”) as its financial advisor in connection with its consideration of the April 2023 Proposal, entering into an engagement letter on May 17, 2023.

In April and May 2023, the Board met regularly, with Poseida management and representatives of Centerview and Cooley LLP (“Cooley”), the Company’s outside legal counsel, present, to receive updates on the status of negotiations with respect to the April 2023 Proposal, as well as to discuss other parties that might have interest in a strategic transaction with Poseida.

In May 2023, Centerview, at the Board’s direction, followed up with Mr. Sabry to confirm whether Roche had any interest in a potential strategic transaction, and Mr. Gergen discussed with one other pharmaceutical company which had previously expressed a strategic interest in Poseida whether it had any current interest. Both Roche and the other pharmaceutical company declined to participate in any further discussions regarding a potential acquisition of Poseida. Ultimately, the party that made the April 2023 Proposal withdrew from acquisition discussions with Poseida in June 2023, indicating that it wanted to wait for additional data from the Company’s lead proprietary program.

In early July 2023, Mr. Gergen had a call with Mr. Sabry where Mr. Gergen raised the question of whether Roche would be interested in a potential financing transaction for the Company. In parallel, Poseida was also in discussions regarding a potential financing transaction with Astellas Pharma Inc. (“Astellas”).

On August 8, 2023, Astellas and Poseida announced that Astellas had made a strategic investment of $50 million in Poseida through a private financing. Under the terms of the strategic rights letter agreement entered into by the parties in connection with such investment (the “Astellas Strategic Rights Letter Agreement”), Astellas received a Board observer right, a right to be notified of any bona fide proposal from a third party to acquire the Company unless such proposal is rejected by the Board, a right to be notified if the Company intends to open a virtual data room to a third party for due diligence in connection with a change in control transaction (and a right to receive concurrent virtual data room access to the same confidential information provided to such third party) and certain program rights relating to Poseida’s proprietary P-MUC1C-ALLO1 program.

On May 1, 2024, Poseida announced that it had entered a collaboration and license agreement with a wholly-owned subsidiary of Astellas to develop novel allogeneic cell therapies in oncology by combining the cell therapy platforms from each of the companies.

On May 6, 2024, Mr. Gergen had a call with Mr. Sabry where Mr. Gergen revisited the question of whether Roche would be interested in a potential financing transaction. Mr. Sabry indicated that Roche was in the process of internally assessing how Roche would be able to assist the Company.

On May 22, 2024, Mr. Gergen had a call with Mr. Sabry to discuss the potential expansion of the Roche Collaboration Agreement or a potential financing transaction for Poseida. During the call, Mr. Sabry indicated that Roche had interest in evaluating strategic options and was working on a proposal to submit to Poseida by the end of June. Mr. Sabry’s retirement from Roche was announced on May 28, 2024.

On June 27, 2024, at Roche’s request, Mr. Gergen and other members of Poseida management had an introductory call with Boris Zaïtra, head of Corporate Business Development of Roche following Mr. Sabry’s retirement, in which Mr. Zaïtra indicated that Roche was continuing to evaluate all options, including for a potential strategic transaction, but needed more time.

On July 2, 2024, Mr. Gergen and Mr. Zaïtra had a follow-up call during which Mr. Gergen indicated that Poseida’s trading price was substantially undervalued, and that any proposal for a potential strategic transaction could not be based on customary market premiums and would need to reflect the intrinsic value of Poseida’s platform technology.

On July 23, 2024, Mr. Zaïtra requested to Mr. Gergen that Poseida give a management presentation to Roche’s executive leadership on Poseida’s proprietary assets and platform technologies outside the Roche Collaboration Agreement. Mr. Zaïtra also requested access to a virtual data room to permit Roche to conduct limited scientific diligence. Mr. Zaïtra indicated that Roche was evaluating a strategic proposal or alternatively whether the parties should continue to pursue their collaboration and noted that Roche would be in touch with Poseida by Labor Day.

On July 29, 2024, Poseida management gave a presentation to members of Roche’s executive leadership team on Poseida’s proprietary assets and platform technologies outside the Roche Collaboration Agreement and opened a limited virtual data room to a limited Roche team conducting scientific due diligence. Representatives of Poseida and Roche subsequently held calls to discuss Poseida’s wholly-owned solid tumor programs and genetic engineering platform technology.

On August 1, 2024, at a regularly scheduled meeting of the Board, Poseida management provided an update to the Board on the status of ongoing discussions with Roche regarding Roche’s interest in submitting a proposal for a potential strategic transaction.

On August 8, 2024, Mr. Gergen requested an update from Mr. Zaïtra on the status of Roche’s ongoing work and timing with respect to a proposal, following which representatives of Poseida and Roche held a call on August 14, 2024 to discuss the same. Mr. Zaïtra confirmed on such call that Roche was on track to provide a proposal by Labor Day.

On August 27, 2024, Mr. Zaïtra called Mr. Gergen to convey Roche’s proposal to acquire Poseida at an offer price of $5.75 per share in cash (the “August 27 Proposal”), which proposal was subsequently confirmed in a written non-binding offer letter delivered that same day. The closing share price for Poseida common stock on such date was $2.81.

On August 29, 2024, the Board met, with members of Poseida management and representatives of Cooley present, to discuss the August 27 Proposal. At this meeting, Cooley reviewed with the Board its fiduciary duties in the context of evaluating a potential strategic transaction. Mr. Gergen provided the Board with background on the discussions with Roche leading up to the August 27 Proposal, noting to the Board that he had previously informed Roche that an offer could not be tied to a customary market premium given the substantial undervaluation of Poseida’s stock in the market. The Board agreed that the August 27 Proposal was insufficient to merit further engagement and should be rejected. The Board authorized Mr. Gergen to convey the Board’s rejection of the August 27 Proposal to Roche.

On August 30, 2024, Mr. Gergen called Mr. Zaïtra and conveyed that the August 27 Proposal was insufficient to merit further engagement with respect to an acquisition of Poseida. Mr. Gergen expressed to Mr. Zaïtra the Board’s confidence in Poseida’s standalone prospects, noted that the parties were too far apart in value to engage in any meaningful discussions, and reiterated that a customary market premium to the current stock price would not be sufficient to advance discussions. Mr. Gergen did not provide formal guidance or a counterproposal, but indicated that the Board would likely require a proposal with an aggregate share price in the teens. Mr. Gergen and Mr. Zaïtra agreed that Citigroup Global Markets Inc. (“Citi”), Roche’s financial advisor, and Centerview would discuss further.

On September 2, 2024, following outreach from representatives of Citi, representatives of Centerview, at the direction of Poseida management, reiterated to representatives of Citi that the August 27 Proposal was significantly below where Poseida would engage in strategic discussions with Roche.

At the Board’s regularly scheduled meetings on September 3 and 4, 2024, Mr. Gergen provided the Board with an update on the discussions with Roche and between Centerview and Citi following the August 29 Board meeting and noted that Roche had not provided any further updates following those discussions.

On September 5, 2024, Poseida announced the initiation of the Phase 1b portion of its clinical trial for P-BCMA-ALLO1, an investigational stem cell memory T-cell based allogenic CAR-T cell therapy for the treatment of patients with relapsed/refractory multiple myeloma, resulting in a $20 million milestone payment from Roche to Poseida. The closing share price for Poseida common stock on such date was $2.71.

On September 10, 2024, Mr. Gergen had a call with representatives of Roche, including Mr. Zaïtra, where Roche asked clarifying questions about the reasons for the Board’s rejection of the August 27 Proposal. Mr. Gergen reiterated on this call that the August 27 Proposal insufficiently valued the Company’s standalone prospects.

On September 12, 2024, representatives of Roche, including Mr. Zaïtra, called Mr. Gergen to convey a revised proposal to acquire Poseida at an offer price of $7.50 per share plus a contingent value right to receive aggregate payments of up to $5.50 per share in respect of certain developmental and commercial milestones, subject to achievement by certain outside dates (the “September 12 Proposal”), which proposal was subsequently confirmed in a written non-binding offer letter delivered later that day by Roche to Poseida management, together with a draft Merger Agreement and a draft exclusivity agreement. On that call, representatives of Roche also conveyed that Roche would be in a position to move quickly to sign and announce a strategic transaction within the next two to three weeks. The closing share price for Poseida common stock on such date was $2.95.

On September 13, 2024, the Board met, with members of Poseida management and representatives of Centerview and Cooley present, to discuss the September 12 Proposal. Additionally, the Board requested that Poseida management prepare preliminary long-term financial projections in order to assist with the review and assessment of any potential strategic transaction, and that Centerview present certain preliminary financial analyses of the Company using those preliminary financial projections at the next board meeting.

On September 16, 2024, Poseida announced that the U.S. Food and Drug Administration granted Regenerative Medicine Advanced Therapy (RMAT) designation to P-BCMA-ALLO1. The closing share price for Poseida common stock on such date was $3.00.

On September 18, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to further discuss the September 12 Proposal. Poseida management reviewed with the Board their preliminary financial projections, including the underlying assumptions and related risks. Centerview also made a presentation to the Board providing its preliminary analyses of the September 12 Proposal. The Board discussed with Poseida management and Centerview whether a pre-signing market check (in addition to a notice to Astellas required in certain circumstances under the Astellas Strategic Rights Letter Agreement) would likely yield further interest in the Company. The Board discussed with management upcoming announcements of clinical data and other developments and opportunities to create value under the Company’s standalone plan. The Board also discussed the Company’s capital requirements in order to execute on the standalone plan reflected in management’s preliminary financial projections and the potential for substantial dilution. Following discussion with management and the advisors present, the Board agreed to reject the September 12 Proposal and to seek additional upfront value in any revised proposal from Roche, which would need to have an aggregate per share value in the teens. The Board authorized Mr. Gergen and Centerview to convey this message back to Roche and its advisors.

On September 19, 2024, Mr. Gergen had a call with representatives of Roche, including Mr. Zaïtra, and conveyed the Board’s rejection of the September 12 Proposal, explaining that the upfront value offered remained inadequate and reiterating that the aggregate per share value would need to be in the teens in order for the Board to be willing to transact. Mr. Zaïtra requested that Citi connect with Centerview to discuss further.

On September 20, 2024, representatives of Citi and representatives of Centerview discussed the September 12 Proposal, and representatives of Centerview reiterated that the value reflected in the September 12 Proposal remained inadequate and that Roche would need to improve on the upfront value as well as the aggregate value proposed. Representatives of Citi indicated to Centerview that discussions regarding a potential strategic transaction could likely cease following the Board’s rejection of the September 12 Proposal.

On September 27, 2024, Poseida announced positive new interim clinical data from its ongoing Phase 1 clinical trial of P-BCMA-ALLO1 in patients with relapsed/refractory multiple myeloma. The closing share price for Poseida common stock on such date was $2.90.

On September 30, 2024, Roche held its Pharma R&D day in London, England, at which Roche highlighted the latest clinical data from the ongoing Phase 1 clinical trial of P-BCMA-ALLO1, as well as Poseida’s platform technologies.

On October 7, 2024, representatives of Citi and representatives of Centerview discussed alternative structures for a potential strategic transaction, including whether there was openness from Poseida to consider the separation of certain assets from Poseida or other alternative transaction structures.

On October 13, 2024, representatives of Centerview, after consultation with Poseida management, informed representatives of Citi that Poseida management did not think any of the alternative transaction structures discussed on October 7, 2024 would be practically feasible.

On October 14, 2024, during a call between representatives of Poseida and Roche with respect to their ongoing collaboration activities, Roche asked Poseida to clarify in writing its proposed terms for an expansion of the Roche Collaboration Agreement to pursue autoimmune indications, which the two companies had been discussing in connection with their partnership under the Roche Collaboration Agreement.

On October 17, 2024, Poseida announced that Roche nominated a new allogeneic CAR-T development candidate for the treatment of hematologic malignancies, including multiple myeloma, under the Roche Collaboration Agreement, triggering a $15 million milestone payment from Roche to Poseida. The closing share price for Poseida common stock on such date was $2.54.

On October 18, 2024, representatives of Poseida and Roche discussed potential structuring options with respect to an expansion of the Roche Collaboration Agreement to pursue autoimmune indications, and subsequently on October 22, 2024, Poseida sent Roche a proposal with respect to such an expansion, in which Poseida presented Roche with two structuring options: (1) a $100 million equity investment by Roche at a premium or (2) a one-time upfront payment by Roche with additional milestone payment obligations (the “Autoimmune Collaboration Proposal”).

On or around October 23, 2024, representatives of Citi, on behalf of Roche, reached out to representatives of Centerview. Representatives of Centerview reiterated to representatives of Citi that Poseida had low interest in the alternative transaction structures discussed on October 7, 2024. Representatives of Citi then inquired if there was interest from Poseida in exploring a transaction price for an acquisition of Poseida between the value set forth in the September 12 Proposal and the guidance Poseida provided of needing an aggregate per share value in the teens as previously communicated, noting that Roche would welcome more guidance or a counterproposal from Poseida.

On October 29, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to discuss the status of discussions regarding a potential strategic transaction with Roche, as well as the status of discussions regarding the Roche Collaboration Agreement, including the submission of the Autoimmune Collaboration Proposal. The Board discussed the fact that the recent data and milestones announcements had not significantly impacted Poseida’s stock price and Poseida’s strategic alternatives, including continuing to operate the standalone plan and the need to raise additional capital. The Board discussed with Centerview making a counterproposal to Roche for a strategic transaction, including with respect to the upfront price and the milestone and payment terms of the contingent value right, following which the Board authorized management and Centerview to convey to Roche a counterproposal with an upfront price of $9.50 per share and a contingent value right with aggregate payments in respect of certain developmental and commercial milestones of up to $7.00 per share. The closing share price for Poseida common stock on October 28, 2024, the prior trading day, was $2.48.

Later on October 29, 2024, representatives of Centerview delivered to representatives of Citi a counterproposal with respect to a potential strategic transaction, as authorized by the Board, with an upfront price of $9.50 per share plus a contingent value right with aggregate payments in respect of certain developmental and commercial milestones of up to $7.00 per share.

On November 1, 2024, representatives of Citi delivered, on behalf of Roche, to representatives of Centerview a counterproposal with respect to a potential strategic transaction of $9.00 per share upfront plus a contingent value right with up to two developmental milestone payments of $1.50 per share each, subject to achievement by certain outside dates and with Roche subject to certain specified efforts obligations (the “November 1 Proposal”). Centerview promptly conveyed the November 1 Proposal to Poseida management. The closing share price for Poseida common stock on such date was $2.47.

On November 3, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to discuss the November 1 Proposal and the status of discussions with Roche. Centerview reviewed with the Board a possible counterproposal, including changes to the terms of the contingent value right as suggested by management, and the Board discussed with management and the advisors the terms of an acceptable counterproposal that would maximize both upfront value and the net present value of the offer vis-à-vis the terms of the contingent value right. Following discussion, the Board agreed to reject the November 1 Proposal and authorized Centerview to make a counterproposal to Roche with an upfront price in the range of $9.25 to $9.50 per share plus a contingent value right with aggregate payments in the range of up to $5.25 to $5.50 per share in respect of certain developmental milestones and a commercial milestone as discussed with the Board.

On November 4, 2024, representatives of Centerview had a call with representatives of Citi to convey a counterproposal with an upfront price of $9.25 to $9.50 per share plus a contingent value right with aggregate payments of up to $5.25 to $5.50 per share in respect of certain developmental milestones and a commercial milestone. The closing share price for Poseida common stock on such date was $2.53.

Also on November 4, 2024, Mr. Gergen had a call regarding general strategic matters with another pharmaceutical company that was familiar with Poseida and its hematology assets from participating in a prior partnering process (“Party X”). On such call, Mr. Gergen inquired if Party X would have interest in engaging in discussions regarding a potential strategic transaction.

On November 6, 2024, representatives of Citi, on behalf of Roche, delivered to Centerview a counterproposal with an upfront price of $9.00 per share plus a contingent value right with aggregate payments of up to $4.00 per share, comprised of $1.75 in respect of Milestone 1, $1.25 in respect of Milestone 2 and $1.00 in respect of Milestone 3, subject to achievement by certain outside dates and with Roche subject to certain specified efforts obligations (the “November 6 Proposal”). Representatives of Centerview promptly conveyed the November 6 Proposal to Poseida management. Poseida management thereafter directed Centerview to further discuss the terms of the November 6 Proposal with Citi, including with respect to the terms of Milestone 1, Milestone 2 and Milestone 3 and achievement of the applicable payments, which representatives of Centerview discussed with representatives of Citi later that day. The closing share price for Poseida common stock on such date was $2.78.

On November 7, 2024, representatives of Citi delivered to Centerview Roche’s final non-binding offer (the “November 7 Proposal”), together with a request for exclusivity. The November 7 Proposal provided for an upfront price of $9.00 per share plus the CVR with aggregate payments of up to $4.00 per share on the terms described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(b) Arrangements with Merger Sub, Parent, and their Affiliates—CVR Agreement”, reflecting adjustments, as compared to the November 6 Proposal, to the applicable payments for Milestone 1 and Milestone 2 and the extension of the outside date for Milestone 1 by one year. Roche also sent a request for data room access for additional representatives. The closing share price for Poseida common stock on such date was $2.93.

Later that day, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to discuss the November 7 Proposal and the status of negotiations with Roche. Centerview reviewed with the Board the November 7 Proposal, and Poseida management and Centerview noted to the Board their belief that the November 7 Proposal represented Roche’s best and final offer in the absence of a competing bidder. Following discussion with Poseida management and the advisors present, the Board authorized the Company moving forward in negotiations with Roche on the basis of the November 7 Proposal. Poseida management also reviewed with the Board management’s financial projections, which were previously discussed with the Board in September and updated solely to reflect actual results of operations since September, following which the Board approved the use of, and reliance upon, such projections by Centerview in rendering its opinion to the Board and performing its related financial analyses. The Board also discussed its determination to proceed in negotiations with Roche and the requisite notice that would need to be sent to Astellas pursuant to the Astellas Strategic Rights Letter Agreement as a result of the November 7 Proposal. The Board further discussed Roche’s request for exclusivity and determined that it was neither necessary nor appropriate to grant exclusivity to Roche at this time.

As previously discussed with Poseida management and the Board, representatives of Poseida and Centerview conveyed to Roche and to Citi that exclusivity would not be provided, but that the parties would work towards announcing a transaction on the basis of the November 7 Proposal prior to the Thanksgiving holiday, as requested by Roche.

Also on November 7, 2024, following the Board meeting, Poseida sent written notice to Astellas on November 7, 2024, in accordance with the terms of the Astellas Strategic Rights Letter Agreement, of Poseida’s receipt of a bona fide written offer from a third party for a change in control and of Poseida’s intent to provide concurrent virtual data room access to the confidential information to be provided to such third party. Astellas has been party to a non-disclosure agreement with the Company since June 2022, as well as a separate standstill agreement, which was entered into in connection with Astellas’ August 2023 strategic investment and contains customary provisions providing for the termination of the standstill upon Poseida’s entry into a definitive agreement for a change in control transaction.

Also on November 7, 2024, at the direction of Poseida management, representatives of Centerview contacted representatives of Party X to gauge Party X’s interest in pursuing a potential strategic transaction with Poseida.

On November 8, 2024, representatives of Poseida management and Roche management, and the parties’ respective advisors, conducted an organizational call regarding Roche’s confirmatory due diligence process and the negotiation of definitive transaction documentation. Following the call, Poseida granted Roche access to an expanded data room to conduct confirmatory due diligence.

On November 11, 2024, Cooley sent a revised draft of the draft Merger Agreement received from Roche in September to Sidley Austin LLP (“Sidley”), Roche’s outside legal counsel. The revised draft of the Merger Agreement rejected the obligation to deliver any Support Agreements from the Company’s stockholders holding 5% or more of the Shares, clarified that any termination fee payable would be determined based on the fully diluted equity value of the Company based solely on the upfront cash consideration and imposed certain obligations on Roche to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with the Company in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction.

On November 12, 2024, Sidley sent an initial draft of the CVR Agreement to Cooley.

Also on November 12, 2024, Party X communicated to Poseida management its interest in learning more about the potential strategic transaction opportunity with the Company. Following Party X’s execution of a non-disclosure agreement, which does not include a standstill provision, Poseida management gave a presentation on November 14, 2024 to representatives of Party X on Poseida’s organization, pipeline and technologies. On November 15, 2024, Party X informed Poseida management and representatives of Centerview that it was not interested in pursuing a strategic transaction.

Also on November 15, 2024, Sidley sent Cooley a revised draft of the Merger Agreement, which, among other things, reinserted a requirement to obtain Support Agreements from Pentwater, Malin and Astellas and rejected any obligations on Roche to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with the Company in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction. Sidley also sent Cooley a draft form of the Support Agreement.

Also on November 15, 2024, Cooley sent Sidley a revised draft of the CVR Agreement that contemplated, among other things, that Milestone 2 would be paid on any autoimmune indication, instead of only systemic lupus erythematosus (SLE) and multiple sclerosis, that Roche’s commercially reasonable efforts should apply to any autoimmune indication for Milestone 2 instead of to only SLE and multiple sclerosis and would extend Roche’s efforts for Milestone 2 until December 31, 2034 and that Roche’s efforts obligations would also apply to Milestone 3.

On November 17, 2024, Cooley and Sidley engaged in a discussion on the transaction documents. Cooley sent Sidley an initial draft of the Company Disclosure Letter later that day.

Also on November 17, 2024, Dr. Yarema reached out to a representative of Astellas to inquire whether Astellas had any potential interest in exploring a strategic transaction. On such call, the representative of Astellas indicated that internal discussions were still ongoing and that no decision as to whether to proceed had yet been made. Dr. Yarema connected representatives of Centerview with Astellas following this call to facilitate further discussions. Dr. Yarema did not convey Roche’s request for a Support Agreement from Astellas at this time.

On November 18, 2024, Sidley sent Cooley a revised draft of the CVR Agreement that contemplated, among other things, that Milestone 2 would be paid for any autoimmune indication, including SLE or multiple sclerosis, but Roche’s efforts obligations for Milestone 2 would only apply to SLE and multiple sclerosis and would extend until December 31, 2031 and the revised draft again removed Roche’s efforts obligations from Milestone 3.

On November 19, 2024, Cooley sent a revised draft of the Merger Agreement to Sidley, which again rejected the obligation to deliver any Support Agreements and provided for a reverse termination fee payable by Roche in the event of the failure to receive requisite antitrust approvals to close the transaction. Later that day, Sidley provided comments on the draft Company Disclosure Letter to Cooley.

Also on November 19, 2024, representatives of Centerview, at the direction of Poseida management, reached out to a representative of Astellas to discuss Astellas’ possible interest in exploring a strategic transaction, following which Astellas provided the names of a limited number of representatives to receive access to the virtual data room as contemplated by the written notice delivered by Poseida to Astellas on November 7. Such Astellas representatives were provided such access to the virtual data room promptly thereafter.

On November 20, 2024, representatives of Astellas communicated to representatives of Centerview that they were continuing to evaluate a potential strategic transaction with Poseida.

Also on November 20, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to discuss the status of negotiations with Roche, including with respect to Roche’s obligations under the Merger Agreement to obtain regulatory approval and the terms of the CVR Agreement, as well as Roche’s requests to obtain Support Agreements from Pentwater, Malin and Astellas. Centerview also discussed with the Board feedback received from Astellas and Party X regarding interest in a potential strategic transaction. Following discussion with management and the advisors present, the Board approved approaching each of Pentwater, Malin and Astellas, including for purposes of Section 203 of the DGCL in the event Roche continues to require Support Agreements from such stockholders in connection with the execution of the Merger Agreement. Following Centerview’s departure from the meeting, the Board also reviewed the relationships disclosure provided by Centerview to the Board with respect to any prior relationships between Centerview and each of Roche and Malin and their respective subsidiaries and determined that Centerview did not have any material relationships or conflicts with any such parties.

Later on November 20, 2024, Cooley sent a revised draft of the CVR Agreement to Sidley.

On November 21, 2024, representatives of Astellas informed Poseida management and representatives of Centerview that Astellas would not be submitting an offer to acquire the Company.

Over the course of the following days until the finalization of the Merger Agreement, the CVR Agreement and the other transaction agreements, representatives of Poseida and Roche, and Cooley and Sidley, had multiple negotiations and Cooley and Sidley exchanged multiple drafts of the Merger Agreement, the CVR Agreement and the other transaction documents.

As part of those negotiations, also on November 21, 2024, Cooley and Sidley engaged in a discussion on the key open issues in the transaction documents, including with respect to Roche’s continuing requirement for Support Agreements from Pentwater, Malin and Astellas, Roche’s obligations in connection with obtaining antitrust approvals, the reverse termination fee and the terms of the CVR Agreement.

Also on November 21, 2024, representatives of Poseida management and Roche management held a meeting to discuss transaction announcement and communications planning, preliminary post-closing integration planning matters and employee compensation and benefits-related matters.

Later on November 21, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present. Poseida management provided a summary of their preliminary discussions with Roche regarding communications and integration planning matters, and Cooley provided an update on the key open issues in the transaction documents, including with respect to certain employee compensation and benefits-related matters that remained under discussion between Poseida and Roche management, as well as preliminary 280G analyses and the potential mitigating actions that the Compensation Committee of the Board could potentially decide to authorize. Following the Board meeting, the Compensation Committee of the Board reviewed the Company’s performance in 2024 against the pre-approved performance goals for the Company’s annual performance-based cash bonus, determined that the Company had achieved 100% of its objectives and approved the payment of 2024 annual bonuses at 100% of target bonus amounts.

Later that evening on November 21, 2024, Sidley sent to Cooley a revised draft of the Merger Agreement that, among other things, reinserted a requirement to obtain Support Agreements from Pentwater, Malin and Astellas. The revised draft of the Merger Agreement also accepted Poseida’s proposed reverse termination fee but continued to reject any obligations on Roche to undertake remedial actions in connection with obtaining antitrust approvals, cooperate with the Company in determining regulatory strategy and not engage in further acquisition activity during the pendency of the transaction.

Also in the evening of November 21, 2024, Poseida management facilitated communications between Cooley and each of Malin, Pentwater and Astellas to discuss Roche’s request for a Support Agreement from each such stockholder. Each of Astellas, Malin and Pentwater were already subject to non-disclosure agreements with the Company in connection with their respective investments in the Company, none of which contains a standstill provision. Cooley provided such stockholders with forms of the Support Agreement. There had been no discussions with Malin, Pentwater or Astellas regarding a Support Agreement prior to this time.

On November 22, 2024, Cooley and Sidley discussed key open points in the transaction documents. Cooley also sent Sidley updated drafts of the Merger Agreement and Company Disclosure Letter later that day.

On November 23, 2024, representatives of Astellas informed representatives of Poseida and Cooley that while it was not opposed to the potential transaction, it would not be able to provide a Support Agreement on the requested timeline. Also on that day, Cooley engaged in further, separate discussions with Pentwater and Malin regarding the Support Agreement and provided Sidley with an update on the status of Cooley’s discussions with Pentwater and Malin, along with a revised draft of the Support Agreement. Sidley also sent Cooley revised drafts of the Merger Agreement, CVR Agreement and the Company Disclosure Letter, and Cooley later sent a further revised draft of the CVR Agreement back to Sidley that same day.

On November 24, 2024, Cooley and Sidley engaged in discussions on the transaction documents, and Sidley sent Cooley a revised draft of the Support Agreement. Also on November 24, 2024, Cooley and Pentwater engaged in further discussions regarding the Support Agreement.

On November 24, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, to discuss updates with respect to the negotiation of transaction terms. Cooley reviewed the Board’s fiduciary duties in the context of considering a change of control transaction and a summary of the principal terms of, and key open issues in, the Merger Agreement, Company Disclosure Letter and the CVR Agreement, discussed the status of the Support Agreements and reviewed the draft board resolutions that the Board would be asked to approve at a subsequent meeting should the Board determine to approve the proposed transaction. Centerview presented its preliminary financial analysis and confirmed that it would be prepared to deliver a fairness opinion in respect of the Roche transaction at the Board’s request.

Following the Board meeting, on November 24, 2024, representatives of Poseida management and Roche management held a meeting, with representatives of Cooley and Sidley in attendance, to further discuss employee compensation and benefits-related matters. Then Cooley sent to Sidley revised drafts of the Merger

Agreement and Company Disclosure Letter reflecting proposed resolutions of the employee compensation and benefits-related matters, as well as comments on the CVR Agreement. Roche has not conditioned the proposed transaction upon securing any retention of Poseida employees, and as of the date of this Schedule 14D-9, no agreement, arrangement or understanding with respect to employment or retention has been entered into between Roche and any Poseida employees.

Over the course of November 25, 2024, Cooley and Sidley continued to negotiate and exchange drafts of the transaction documents.

Later in the day on November 25, 2024, the Board met, with members of Poseida management and representatives of Cooley and Centerview present, and received an update on the status of the transaction documents. Centerview also reviewed with the Board Centerview’s financial analysis of the Offer Consideration and Merger Consideration and thereafter rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion, that as of such date and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Offer Consideration or Merger Consideration to be paid to the holders of Shares (other than any Excluded Shares and any Shares held by any affiliate of the Company or Parent) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. Cooley reviewed a summary of the principal terms of the Merger Agreement, Company Disclosure Letter and the CVR Agreement. The Board thereafter unanimously (i) determined that the Transactions are advisable and fair to, and in the best interests of, Poseida and its stockholders, (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Following the Board meeting, the parties finalized the transaction documents and, in the evening of November 25, 2024, Poseida, Parent and Merger Sub executed the Merger Agreement, and each of Malin and Pentwater executed their respective Support Agreements with Parent.

On November 26, 2024, prior to market open, each of Poseida and Roche issued a press release announcing the execution of the Merger Agreement.

(ii) Reasons for Recommendation

The Board carefully considered the Transactions, including the Offer and the Merger, and the Support Agreements, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate potential value and form of the consideration to be received in the Offer and the Merger by Poseida’s stockholders, and considered:

•	the fact that the Cash Amount of the Offer provides immediate value and liquidity to our stockholders and protects them from future risks related to Poseida’s business and financial markets generally;

•

the fact that, in addition to the Cash Amount, Poseida’s stockholders will receive one CVR per Share, which provides Poseida’s stockholders an opportunity to realize additional value through certain contingent cash payments of up to an aggregate amount of $4.00 per Share upon the achievement of specified milestones within specified time periods, representing an illustrative risk-adjusted net present value of $1.96 per CVR as calculated by Centerview Partners LLC (“Centerview”) based on Poseida management’s assessments as to applicable probabilities of success of achieving each of the Milestones and the estimated timing of achievement of each of the Milestones;

•

the current and historical market prices of the Shares, including the market performance of the Shares relative to general market indices, and the fact that (i) the Cash Amount to be received upon consummation of the Offer and the Merger represents an approximately 215% premium over the closing price per Share on November 25, 2024, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and an approximately 217% premium over the volume weighted average price per Share for the 30-trading day period ending on November 25, 2024, and (ii) the fact that the Cash Amount plus the illustrative risk-adjusted net present value of $1.96 per CVR represents an approximately 283% premium over the closing price per Share on November 25, 2024 and an approximately 286% premium over the volume weighted average price per Share for the 30-trading day period ending on November 25, 2024;

•

the Board’s assessment that there is a reasonable basis for believing that the Milestones are achievable, taking into account the fact that Parent (i) is obligated to use commercially reasonable efforts to (A) initiate one pivotal study of a P-BCMA-ALLO1 product for the treatment of any indication until the earlier to occur of the achievement of Milestone 1 or December 31, 2028 and (B) initiate one phase II clinical trial or one pivotal study of a P-CD19CD20-ALLO1 product for the treatment of multiple sclerosis or systemic lupus erythematosus until the earlier to occur of (x) the initiation of either such phase II clinical trial or such pivotal study or (y) December 31, 2031, (ii) is obligated to refrain from any conduct that is undertaken with the express intent of avoiding the achievement of any Milestone or the achievement of any Milestone prior to its applicable Milestone Outside Date under the CVR Agreement and (iii) has extensive experience and resources in biopharmaceutical product development and commercialization;

•

the fact that Poseida would be required to raise substantial additional dilutive capital (estimated at $825 million in the Projections) as well as successfully execute future business development activities to raise additional capital, in order to fund Poseida’s development, manufacturing and commercialization activities in its standalone plan and the Board’s belief that the financing overhang has had and would continue to have a negative effect on the trading price of Poseida’s stock given the uncertainty of the dilutive impact of future financing transactions and the uncertainty as to Poseida’s ability to obtain such financing on reasonable terms or at all as required to execute its standalone plan;

•

the fact that Roche raised its offer price from an initial proposal of $5.75 per share, to $7.50 per share plus up to $5.50 per share in contingent payments, to a final offer of $9 per share plus up to $4.00 per share in contingent payments during a price negotiation that extended beyond Roche’s desired announcement at the end of September;

•

the Board’s belief that (i) there was substantial risk of losing the Offer Consideration if Poseida continued to pursue a higher price and (ii) based on the conversations and negotiations with Roche through the date of the Merger Agreement, the Offer Consideration represented the highest price Roche was willing to pay and the highest price reasonably obtainable by Poseida under the circumstances, as described in more detail above under “—Background of the Offer and Merger”;

•

the Board’s assessment that Poseida’s standalone strategy was not reasonably likely to present opportunities for creating greater value for Poseida’s stockholders than the Offer Consideration, taking into account the timeframe on which such value would be realized and the risks and uncertainties in Poseida’s business, including:

•	the costs and risks of product development, considering the early stage of Poseida’s proprietary and partnered programs;

•	the risk that Poseida will not be able to enter into additional partnering transactions assumed in Projections in order to finance some of the development and commercialization costs without dilutive financing or otherwise obtain the substantial additional financing in order to continue operating its business and developing and commercializing its product candidates;

•

the outcome, timing and risks of ongoing and future clinical trials of its proprietary and partnered product candidates (including P-MUC1C-ALLO1 in Phase 1 for the treatment of epithelial derived solid tumor cancers, P-BCMA-ALLO1 in Phase 1 for the treatment of relapsed/refractory multiple myeloma and P-CD19CD20-ALLO1 in Phase 1 for the treatment of B-cell malignancies);

•	the outcome, timing and costs of seeking regulatory approval for clinical product candidates;

•

risks and costs relating to Poseida’s operation of its clinical manufacturing facility for manufacturing CAR-T products for preclinical and clinical trials and its ongoing efforts to optimize manufacturing for commercial scale for pivotal clinical trials and in preparation for commercialization;

•	the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval;

•

the reliance on third parties or partners to conduct clinical trials and perform certain research and preclinical studies, and the risks and costs of hiring additional personnel as Poseida’s pre-commercial and clinical activities increase;

•

assuming any product candidate obtains marketing approval, the risks and costs associated with commercialization of drug candidates, including obtaining reimbursement, gaining market acceptance and overcoming other adverse market developments;

•	the fact that Poseida may not be able to achieve profitability; and

•	the various additional risks and uncertainties that are set forth in Part I, Item 1A. of the Annual Report, as updated by Poseida’s subsequent filings with the SEC.

•

that, following the consideration of potential strategic alternatives, including the possibility of exploring additional licensing and collaboration opportunities, the Board determined that none of the possible alternatives was reasonably likely to present superior opportunities for Poseida to create greater value for Poseida’s stockholders;

•

the fact that other strategic parties that had been contacted with respect to a potential acquisition of Poseida or that otherwise had prior business development discussions with Poseida were not interested in exploring a potential strategic transaction at this time, and the Board’s belief that any third party that would have been interested in exploring a transaction with Poseida as an early stage cell therapy company had already been contacted or would have been motivated to approach Poseida and that a formal market check would be unlikely to yield further actionable interest in the Company;

•

that the Supporting Stockholders that held, in the aggregate, approximately 18.3% of the voting power of the outstanding Shares as of November 25, 2024, entered into Support Agreements obligating each of them during the term of such agreement, among other things, to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions as described in more detail in Section 13 (The Transaction Documents—The Tender and Support Agreements) of the of the Offer to Purchase, not to transfer any of the Shares that are subject to the Support Agreements; and

•

the opinion of Centerview rendered to the Board on November 25, 2024, which was subsequently confirmed by delivery of a written opinion dated November 25, 2024, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Consideration or Merger Consideration to be paid to the holders of Shares (other than as specified in such written opinion) pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders, as more fully described below under the caption “—Opinion of Centerview Partners LLC”. The full text of the written opinion of Centerview, dated November 25, 2024, has been included in Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Parent and its ability to fund the Cash Amount with available cash and later make the Milestone Payments;

•	the absence of any financing condition in the Merger Agreement;

•

the business reputation and capabilities of Parent, including Parent’s track record of successfully completing merger and acquisition transactions, and Parent’s global capabilities in late-stage development and commercialization;

•	the likelihood of obtaining required regulatory approvals;

•

the fact that the limited nature of the conditions to Parent’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” in the Merger Agreement that includes the exclusion of certain regulatory and clinical matters relating to Poseida’s product candidates, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•

the fact that Parent and Poseida have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to take all actions reasonably necessary, proper or advisable under applicable law to consummate the Offer and the Merger, including to obtain the expiration or termination of waiting periods from governmental bodies under any antitrust law; and

•

the structure of the Transactions as a tender offer for all outstanding Shares with an upfront cash component, with the expected result that a relatively short period will elapse before Poseida’s stockholders receive the Cash Amount, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•

Opportunity to Receive a Reverse Termination Fee. The Board considered the provision in the Merger Agreement requiring Parent to pay Poseida a reverse termination fee of $33,420,000 in cash in the event the Merger Agreement is terminated as a result of certain conditions related to applicable antitrust laws not being satisfied.

•	Opportunity to Receive an Unsolicited Acquisition Proposal and Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Board considered the following:

•

Poseida’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after November 25, 2024 and prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to payment of a termination fee of $33,420,000 in cash, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Poseida’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or material event, fact, development or occurrence constituting an intervening event;

•

the provision in the Merger Agreement requiring Parent to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of Poseida who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Cash Amount, while providing relative certainty of value, would not allow Poseida’s stockholders to participate in the possible growth and potential future earnings of Poseida following the completion of the Transactions, except to the extent Milestone Payments are made pursuant to the CVR Agreement;

•	the fact that the Milestones may not be achieved at all or during the applicable period required by the CVR Agreement for Poseida’s stockholders to receive the Milestone Payments;

•

the fact that the pendency of the Merger may cause Poseida to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Poseida or as a result of certain restrictions on the conduct of Poseida’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on Poseida’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Poseida’s business and towards completion of the Offer and the Merger;

•

the interests of Poseida’s executive officers and directors and the fact that Poseida’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Poseida’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Poseida and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior proposal) on:

•

the trading price of the Shares, which could be adversely affected by many factors, including, if the Merger Agreement is terminated, (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Poseida, (ii) the possibility that the marketplace would consider Poseida to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of termination of the Merger Agreement;

•	Poseida’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and

•	Poseida’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Poseida’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Poseida, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Poseida will be required to pay a termination fee of $33,420,000 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of Poseida within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Poseida’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Poseida’s business prior to the consummation of the Merger, which may delay or prevent Poseida from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Poseida would otherwise take with respect to the operations of Poseida absent the pending Merger;

•	the fact that the completion of the Merger will require certain antitrust clearance, which clearance could subject the Merger to unforeseen delays and risks;

•	the unlikely possibility that Parent will transfer its obligations under the CVR Agreement to a third party;

•	the risk of litigation arising in respect of the Transactions; and

•	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Transactions are advisable and fair to, and in the best interests of, Poseida and its stockholders, (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Poseida’s stockholders tender their Shares to Merger Sub pursuant to the Offer addresses the information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Poseida’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Poseida’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—(a) Arrangements between Poseida and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

Poseida does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the Board’s review of potential strategic alternatives, Poseida management, at the direction of the Board, prepared unaudited financial projections for fiscal years 2025 through 2043 on a risk adjusted basis (the “Projections”), based on the best currently available estimates and good faith judgments of Poseida management at such time, to assist the Board in its strategic review and evaluation of Poseida’s intrinsic value as a standalone company. On September 18, 2024, Poseida management provided a preliminary draft of the Projections to the Board in connection with the Board’s evaluation of the September 12 Proposal. On November 7, 2024, following the receipt of the November 7 Proposal, the Board approved the Projections (as adjusted from the September draft solely to reflect actual results of operations since September), in alignment with the view of Poseida management that the Projections then reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Poseida on a risk adjusted basis, and directed Centerview to use and rely upon the Projections in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

The Projections reflect estimates and assumptions made by Poseida management, including, among other things, those with respect to probabilities of success; product launch timing; peak sales and timing thereof for Poseida’s proprietary and partnered products; market exclusivity for Poseida’s proprietary and partnered products and indications pursued; the risk-adjusted value of potential milestones and worldwide royalties that may be received from the existing collaborations with Roche and Astellas; the fact that Poseida would commercialize its proprietary products in the United States and partner for commercialization outside of the United States, and the terms of future ex-United States partnerships for Poseida’s proprietary product candidates and of future worldwide partnerships for Poseida’s CAR-T platform technology and for its gene therapy platform, including with respect to upfront payments, milestones and royalties; development and operating expenses (including budgeted expenses under partnerships), overhead and other costs and expenses; ability to raise future capital; and general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Poseida’s control. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Poseida’s business and its results of operations. The Projections were developed solely using the information available to Poseida management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Projections not being achieved include, among other things, the ability to generate revenue for Poseida’s product candidates, the ability to generate revenue from milestones and royalties under the collaborations with Roche and Astellas, the ability of Poseida or its partners to obtain regulatory approval and the effect of regulatory actions, including the impact on product launch years, the effectiveness of Poseida’s commercial execution for its proprietary products, the decisions of third-party partners and potential third-party partners, the ability to partner and terms of any such partnering transactions in worldwide jurisdictions, the success of clinical testing and development, manufacturing and supply availability and the ability to successfully operate Poseida’s clinical manufacturing facility, patent life and other exclusivity, the ability to attract and retain highly qualified personnel, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in the Annual Report, the 2024 Quarterly Reports and Poseida’s current reports on Form 8-K. The Projections also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of Poseida, Parent or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of Poseida relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Poseida’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of

Poseida that the Projections or the information contained therein is material. Except as required by applicable law, neither Poseida nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Poseida in its public filings with the SEC. The Projections were developed by Poseida management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Projections do not give effect to the proposed Merger or any changes to Poseida’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Projections do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that Poseida or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Poseida management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections include Poseida management’s estimates of unlevered free cash flow, which is a non-GAAP financial measure. Due to the forward-looking nature of these projections, specific quantifications of the amounts that would be required to reconcile such projections to GAAP measures are not available and Poseida management does not believe it is feasible to provide accurate forecasted non-GAAP reconciliations. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a U.S. GAAP financial measure were not provided to or relied upon by the Board, in connection with its evaluation of the Transactions, or Centerview in connection with their financial analyses and the opinion that Centerview rendered in connection with the Transactions. Accordingly, Poseida has not provided a reconciliation of the financial measures included in the Projections to the relevant U.S. GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give Poseida stockholders access to a summary of the Projections that were made available to the Board and Centerview and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

The Projections

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Net Revenue (1)	$116	$181	$85	$42	$81	$90	$188	$310	$513	$769

Gross Profit	$113	$178	$78	$42	$78	$84	$177	$286	$478	$720

Total R&D Expense	($196)	($162)	($137)	($130)	($90)	($95)	($122)	($118)	($115)	($94)

Total S&M Expense	—	—	—	—	—	($122)	($114)	($104)	($224)	($116)

Total G&A Expense	($50)	($52)	($46)	($37)	($28)	($29)	($32)	($36)	($39)	($43)

EBIT (2)	($134)	($36)	($105)	($126)	($40)	($163)	($91)	$29	$100	$468

	Fiscal Year Ending December 31,
($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
Net Revenue (1)	$1,127	$1,307	$1,464	$1,526	$1,647	$1,558	$1,282	$1,102	$836

Gross Profit	$1,075	$1,258	$1,404	$1,454	$1,569	$1,496	$1,230	$1,055	$808

Total R&D Expense	($94)	($79)	($71)	($74)	($76)	($74)	($68)	($60)	($47)

Total S&M Expense	($122)	($129)	($133)	($138)	($142)	($136)	($105)	($83)	($63)

Total G&A Expense	($47)	($49)	($51)	($54)	($56)	($55)	($49)	($45)	($36)

EBIT (2)	$812	$1,002	$1,148	$1,189	$1,294	$1,231	$1,008	$867	$662

(1)

Net revenue takes into account Poseida management’s estimates as to the probabilities of success of Poseida on a standalone basis with respect to the commercialization of Poseida’s assets for certain specified indications, including: (a) proprietary cell therapy products, ranging from 10% to 20% depending on the asset and relevant indication; (b) products subject to the Roche collaboration, ranging from 10% to 35% depending on the asset and relevant indication; (c) products subject to the Astellas collaboration estimated at 5%; (d) two future CAR-TCR assets estimated at 5%; and (e) five gene therapy assets ranging from 5% to 10% depending on the asset and relevant indication.

(2)	“EBIT” is earnings before interest expenses and taxes.

In addition, at the direction of Poseida management, the unaudited prospective Unlevered Free Cash Flows of Poseida were arithmetically derived by Centerview based on the Projections and assumptions provided by Poseida management, including certain assumptions about Poseida’s tax rates and estimated capital expenditures, depreciation and amortization, and changes in net working capital. Such derivations were approved by the Board for use and reliance by Centerview in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses. For purposes of calculating the discounted cash flow, Centerview calculated, per Poseida management, the estimated (i) benefit of taxes saved from federal net operating losses (“NOLs”) of $6 million, $20 million, $94 million, and $131 million for the years 2032, 2033, 2034, and 2035, respectively, based on a tax rate of 25%, and (ii) impact of the cost of future capital raises of $13 million, $25 million, $51 million, and $51 million for the years 2025, 2026, 2027, and 2029, respectively, assuming capital raises of $75 million, $150 million, $300 million, and $300 million for the years 2025, 2026, 2027, and 2029, respectively. The values in the table below do not take into account the effect of federal NOL usage and the cost of future capital raises.

Unlevered Free Cash Flow

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
EBIT (2)	($134)	($36)	($105)	($126)	($40)	($163)	($91)	$29	$100	$468

Less: Unlevered Tax Expense (3)	—	—	—	—	—	—	—	(7)	(25)	(117)

Plus: D&A	4	3	3	3	3	4	5	5	6	6

Less: Capital Expenditures	(3)	(3)	(15)	(15)	(15)	(8)	(8)	(8)	(8)	(8)

Less: Change in NWC	—	—	—	—	—	—	(7)	(10)	(13)	(17)

Unlevered Free Cash Flow (4) (5)	($133)	($36)	($117)	($138)	($51)	($166)	($101)	$9	$59	$332

	Fiscal Year Ending December 31,
($ in millions)	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E
EBIT (2)	$812	$1,002	$1,148	$1,189	$1,294	$1,231	$1,008	$867	$662

Less: Unlevered Tax Expense (3)	(203)	(251)	(287)	(297)	(324)	(308)	(252)	(217)	(165)

Plus: D&A	7	7	8	9	9	10	10	10	10

Less: Capital Expenditures	(9)	(9)	(9)	(10)	(10)	(10)	(10)	(11)	(11)

Less: Change in NWC	(18)	(14)	(15)	(12)	(9)	5	22	15	17

Unlevered Free Cash Flow (4) (5)	$589	$736	$845	$879	$961	$927	$778	$664	$512

(3)	Assumes tax rate of 25% and excludes the benefit from usage of federal NOLs.
(4)

“Unlevered Free Cash Flow” is a non-GAAP financial measure that is calculated by starting with EBIT less unlevered tax expense, plus depreciation and amortization, less capital expenditures, less change in net working capital. Stock-based compensation is treated as a cash expense.

(5)	Excludes impact of net present value of estimated future capital raise costs.

Poseida Management Assessment of Probabilities of Success for Milestone Achievement

On the same basis as the Projections, Poseida management also estimated the probabilities of success for achieving each of the Milestones, which ranged from 35% to 80% depending on the Milestone and assuming an achievement date in advance of the applicable Milestone Outside Date. The Board directed Centerview to use and rely on such estimated probabilities of success in Centerview’s analysis of the Cash Amount, taken together (and not separately) with the CVR (collectively the “Consideration”) in connection with and for purposes of Centerview’s opinion and the underlying analyses as further described below under the section captioned “—Opinion of Centerview Partners, LLC”.

(iv) Opinion of Centerview Partners LLC

On November 25, 2024, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated as of the same date, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such written opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated November 25, 2024, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than as specified in such written opinion) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Poseida as to whether or not such holder should tender Shares in connection with the Tender Offer, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transactions or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•

a draft of the Merger Agreement dated November 25, 2024 and a draft of the CVR Agreement dated November 25, 2024 attached thereto, collectively referred to in this summary of Centerview’s opinion as the “Draft Agreements;”

•	Annual Reports on Form 10-K of Poseida for the years ended December 31, 2023, December 31, 2022, and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Poseida;

•	certain publicly available research analyst reports for Poseida;

•	certain other communications from Poseida to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Poseida, including certain financial forecasts, analyses, projections and probabilities of success prepared by Poseida management and furnished to Centerview by Poseida for purposes of Centerview’s analysis, which are referred to in this Schedule 14-D9, including this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of Poseida management and representatives of Poseida regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the consent of the Board, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the direction of the Board, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Poseida management as to the matters covered thereby and Centerview relied, at the direction of the Board, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the direction of the Board, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Poseida, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Poseida. Centerview assumed, at the direction of the Board, that the final executed Merger Agreement and the final executed CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the direction of the Board, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Poseida, or the ability of Poseida to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Poseida’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transaction that might be available to Poseida or in which Poseida might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than as specified in such written opinion) of the Consideration to be paid to such holders pursuant to the Merger Agreement and the CVR Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Poseida or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Poseida or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than as specified in such written opinion) pursuant to the Merger Agreement, the CVR Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Poseida as to whether or not such holder should tender Shares in connection with the Tender Offer, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transactions or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated November 25, 2024. The summary set forth below does not purport to be a complete description of the financial analyses performed or other factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Poseida. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Poseida or any other parties to the Transactions. None of Poseida, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Poseida do not purport to be appraisals or reflect the prices at which Poseida may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 25, 2024 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Consideration

Centerview conducted an analysis of the Consideration to be paid to the holders of Shares (other than as specified in such written opinion) pursuant to the Merger Agreement and the CVR Agreement. Such Consideration is comprised of, on a per Share basis, (i) $9.00 in cash, plus (ii) one (1) non-transferable CVR, representing the right to receive certain contingent cash payments of up to an aggregate of $4.00 per Share in cash contingent upon and subject to, the achievement of the following specified Milestones in accordance with the terms of the CVR Agreement, in each case, without interest, and subject to any applicable withholding taxes: (a) $2.00 per Share if Milestone 1 is achieved on or before the Milestone 1 Outside Date, (b) $1.00 per Share if Milestone 2 is achieved on or before the Milestone 2 Outside Date, and (c) $1.00 per Share if Milestone 3 is achieved on or before the Milestone 3 Outside Date, as described more fully in the section captioned “— Contingent Value Rights Agreement,” and Centerview considered all such components of the Consideration together and not separately.

For analytical purposes, assuming that for one (1) CVR, the holders thereof receive aggregate gross payments equal to $4.00 upon the achievement of all of the Milestones on or before its applicable Milestone Outside Date, based solely on the assessments of Poseida management as to the probabilities of success of achieving each of the Milestones pursuant to the terms of the CVR Agreement, as described under the section captioned “—Certain Financial Projections,” and discounting such risk-adjusted Milestone Payments to present value as of December 31, 2024 using a discount rate of 16.0%, the midpoint of a range of discount rates from 15.0% to 17.0%, based on Centerview’s analysis of Poseida’s weighted average cost of capital, Centerview calculated an illustrative risk-adjusted present value for one (1) CVR of $1.96.

Solely for purposes of the financial analyses summarized below, the term “Implied Consideration Value” refers to an aggregate assumed implied per Share value of $10.96, equal to, on a per Share basis, (i) an amount in cash equal to $9.00 upfront, plus (ii) the illustrative risk-adjusted present value of the CVR of $1.96, based on the midpoint of the range of discount rates, as set forth above. However, there is no guarantee that the conditions triggering any or all of the Milestone Payments pursuant to the CVR Agreement will be satisfied, and if satisfied, when such conditions will be satisfied.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Poseida based on the Projections (for more details, please see the section captioned “—Certain Financial Projections”). A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated an implied per share equity value range for the Shares by (i) discounting to present value as of December 31, 2024 using discount rates ranging from 15.0% to 17.0% (reflecting Centerview’s analysis of Poseida’s weighted average cost of capital) and using a mid-year convention: (a) the forecasted risk-adjusted, after-tax unlevered free cash flows of Poseida over the period beginning on January 1, 2025 and ending on December 31, 2043, as set forth in the Projections, (b) an implied terminal value of Poseida, calculated by Centerview by assuming that (as directed by Poseida management) Poseida’s unlevered free cash flows as set forth in the Projections would decline in perpetuity after December 31, 2043 at a rate of free cash flow decline of 30% year-over-year, and (c) tax savings from usage of Poseida’s federal net operating losses of $285 million as of December 31, 2023, as provided by Poseida management, and Poseida’s estimated future losses, as set forth in the Projections, and (ii) adding to the foregoing results: (a) Poseida’s estimated net cash of $156 million as of December 31, 2024, as provided by Poseida management, and (b) the impact on net present value of the estimated cost of assumed future equity raises of $75 million in 2025, $150 million in 2026, and $300 million in each of 2027 and 2029 at an illustrative 10% discount and 5% spread, as set forth in the Projections. Centerview then divided the results of the foregoing calculations by Poseida’s fully-diluted Shares outstanding as of November 22, 2024 as set forth in the Internal Data (determined using the treasury stock method and taking into account outstanding in-the-money Options, RSUs and certain Warrants). This analysis resulted in the implied per Share equity value range for Poseida’s Shares, rounded to the nearest $0.05, of $5.45 to $7.35. Centerview then compared this range to the Implied Consideration Value of $10.96 per Share to be paid to the holders of the Shares (other than as specified in such written opinion) pursuant to the Merger Agreement and the CVR Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for reference and informational purposes only, including, among other things, the following:

•

Historical Stock Trading Price Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended November 25, 2024 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for Poseida during such period of approximately $2.00 to $4.13 per Share;

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of November 25, 2024, which indicated low and high stock price targets for Poseida ranging from $10.00 to $20.00 per Share; and

•

Precedent Premiums Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions that involved selected publicly traded biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Poseida and the Transactions, for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction excluding any contingent payments to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a premia reference range of 50% to 100% to Poseida’s closing stock price on November 25, 2024 (the last unaffected trading day before the public announcement of the Transactions) of $2.86, which resulted in an implied price range of approximately $4.30 to $5.70 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or Poseida management with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between Poseida and Parent and was approved by the Board. Centerview provided advice to Poseida during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Poseida or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory, and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s engagement in connection with the Transactions, Centerview had not been engaged to provide financial advisory or other services to Poseida, and Centerview did not receive any compensation from Poseida during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to, or with respect to, Poseida, Parent, or any of their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests, or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Poseida, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s strength and experience in the biopharmaceutical industry and expertise and qualifications in transactions of this nature. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Poseida has agreed to pay Centerview an aggregate fee currently estimated to be approximately $25.5 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Poseida has agreed to reimburse certain of Centerview’s reasonable and documented expenses arising, and to indemnify Centerview and related parties against certain liabilities that may arise, out of Centerview’s engagement.

(v) Intent to Tender

To Poseida’s knowledge, after making reasonable inquiry, all of Poseida’s executive officers and directors currently intend to tender (and not withdraw), or cause to be tendered (and not withdraw), pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date, as it may be extended from time to time (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Board selected Centerview as its financial advisor in connection with the Transactions. Centerview’s opinion to the Board, referred to above under “Item 4. The Solicitation or Recommendation,” does not constitute a recommendation to any stockholder of Poseida as to whether or not that stockholder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, Poseida has agreed to pay Centerview an aggregate fee of approximately $25.5 million, $2.0 million of which was payable upon the rendering of Centerview’s opinion to the Board and the balance of which is payable contingent upon consummation of the Transactions. In addition, Poseida has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither Poseida nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Poseida on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by Poseida, or, to Poseida’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of Poseida, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share
Mark J. Gergen, J.D.	11/26/2024	Exercise of stock option pursuant to 10b5-1 trading plan.	30,000	$2.781
Mark J. Gergen, J.D.	11/26/2024	Sale of Shares pursuant to 10b5-1 trading plan	30,000	$9.27

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or as incorporated by reference herein (including the exhibits hereto), Poseida is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Poseida’s securities by Poseida, Poseida’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Poseida or Poseida’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Poseida or any affiliate of Poseida, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Poseida.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase.

The information set forth in Section 12 (Purpose of the Offer; Plans for Poseida) and Section 13 (The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.

Item 8. Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On November 25, 2024, Poseida’s Board unanimously (i) determined that the Transactions are advisable and fair to, and in the best interests of, Poseida and its stockholders, (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby, (iii) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. If Merger Sub acquires, pursuant to the Offer, a number of Shares that, when added to any Shares owned by Parent and its affiliates (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), represent at least one more Share than 50% of the total number of Shares outstanding at the Acceptance Time (the “Minimum Condition”), Merger Sub will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by Poseida’s stockholders.

State Takeover Laws

A number of states (including Delaware, where Poseida is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, Poseida’s Board has approved the Transaction Documents, the Transactions, the Support Agreements and the transactions contemplated thereby, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Poseida who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Poseida and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Poseida will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Poseida at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Poseida of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to Poseida Therapeutics, Inc., 9390 Towne Centre Drive, Suite 200, San Diego, California 92121, Attention: General Counsel.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Poseida is under no obligation to and has no present intention to file a petition and holders should not assume that Poseida will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenting Holder,” and such Shares, “Dissenter Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenter Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenter Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER CONSIDERATION.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions or the Support Agreements.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules and regulations that have been promulgated thereunder, certain transactions, including Merger Sub’s purchase of Shares pursuant to the Offer, may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the expiration or termination of any waiting period under the HSR Act. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirement.

Pursuant to the Merger Agreement, each of Parent and Poseida filed on December 6, 2024 a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire 30 days following the filing of the Premerger Notification and Report Form, at 11:59 p.m., New York City time, on January 6, 2025, but this period may change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to start a new 30-day waiting period. If the reviewing agency issues a formal request for additional information and documentary material, the waiting period will be extended until 11:59 p.m., New York City time, 30 days after substantial compliance with such requests. The parties may also agree with the Antitrust Division or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.

After the waiting period expires or has been terminated, Parent and Poseida will be free to complete the Offer and the Merger subject to the remaining conditions set forth in the Offer to Purchase.

While Poseida believes that consummation of the Offer and the Merger would not violate any such antitrust, competition or foreign investment control law, there can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.

Other Antitrust Approvals

Except as described in the conditions set forth in the Offer to Purchase, we are not currently aware of any antitrust or merger control statutes or regulations of foreign countries that would require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein with respect to the purchase of Shares pursuant to the Offer or the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Poseida, please see the Annual Report and the 2024 Quarterly Reports.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9 constitute forward-looking statements within the meaning of the federal securities laws. Any express or implied statements that do not relate to historical or current facts or matters are forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the subsequent merger set forth in the Merger Agreement, and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of, among other things, risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of Poseida’s stockholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the tender offer or the subsequent merger; the risk of legal proceedings being brought in relation to the transactions and the outcome of such proceedings; the effects of disruption from the transactions of Poseida’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners; the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; Poseida’s reliance on third parties for various aspects of its business; risks and uncertainties associated with development and regulatory approval of novel product candidates in the biopharmaceutical industry; risks associated with conducting clinical trials; whether any of Poseida’s product candidates will be shown to be safe and effective; Poseida’s ability to finance continued operations; competition in Poseida’s target markets; and uncertainties pertaining to other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates and changes in tax and other laws, regulations, rates and policies. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Poseida’s reports on Forms 10-K, 10-Q and 8-K and in other public filings Poseida makes with the SEC from time to time. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements included in this communication are made only as of the date hereof, and Poseida expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 9, 2024 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Merger Sub with the SEC on December 9, 2024 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

Exhibit No.	Description

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published on December 9, 2024, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(5)(A)

Press Release of Poseida Therapeutics, Inc., dated November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(B)	Media Release issued by Roche Holdings, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(C)

Poseida Therapeutics, Inc. Employee FAQ, first used on November 25, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(D)

Poseida Therapeutics, Inc. Investor/Stakeholder FAQ, first used on November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(E)

Poseida Therapeutics, Inc. Letter to Employees, first used on November 25, 2024 (incorporated by reference to Exhibit 99.3 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(F)

Poseida Therapeutics, Inc. Form of E-Mail Response to Investor Inquiry, first used on November 25, 2024 (incorporated by reference to Exhibit 99.4 the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(G)

Poseida Therapeutics, Inc. LinkedIn Post, first made available on November 25, 2024 (incorporated by reference to Exhibit 99.5 to the Schedule 14D9-C filed by Poseida Therapeutics, Inc. with the SEC on November 26, 2024).

(a)(5)(H)

Q&A Acquisition of Poseida Therapeutics, Inc., dated November 26, 2024 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Parent and Merger Sub with the SEC on November 26, 2024).

(a)(5)(I)	Opinion of Centerview Partners LLC, dated November 25, 2024 (included as Annex I to this Schedule 14D-9).

(a)(5)(J)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(e)(1)

Agreement and Plan of Merger, dated as of November 25, 2024, among Poseida Therapeutics, Inc., Roche Holdings, Inc. and Blue Giant Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Poseida Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 26, 2024).

(e)(2)*	Non-Disclosure Agreement, dated as of March 9, 2021, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd, and amendments thereto dated November 19, 2021 and March 10, 2023.

(e)(3)

Annual Report of Poseida Therapeutics, Inc. on Form 10-K for the fiscal year ended December 31, 2023 (incorporated by reference to the Annual Report on Form 10-K for fiscal year ended December 31, 2023 filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(4)

Definitive Proxy Statement of Poseida Therapeutics, Inc. in respect of its 2024 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed by Poseida Therapeutics, Inc. with the SEC on April 25, 2024).

Exhibit No.	Description

(e)(5)

Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended March 31, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(6)

Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended June 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on August 5, 2024).

(e)(7)

Quarterly Report of Poseida Therapeutics, Inc. on Form 10-Q for the three months ended September 30, 2024 (incorporated by reference to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(e)(8)

Poseida Therapeutics, Inc. Severance and Change in Control Plan and Form of Participation Agreement (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(9)

Poseida Therapeutics, Inc. 2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(10)

Poseida Therapeutics, Inc. 2015 Equity Incentive Plan, as amended, and Forms of Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(11)

Poseida Therapeutics, Inc. 2020 Equity Incentive Plan and Forms of Stock Option Grant Notice, Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, as amended (File No. 333-239321) originally filed by Poseida Therapeutics, Inc. with the SEC on July 6, 2020).

(e)(12)

Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 9, 2021).

(e)(13)

Forms of Non-U.S. Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(14)

Poseida Therapeutics, Inc. Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

(e)(15)

Form of Indemnity Agreement, by and between Poseida Therapeutics, Inc. and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, as amended (File No. 333-239321), originally filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(16)

Forms of Non-U.S. Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the Poseida Therapeutics, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

Exhibit No.	Description

(e)(17)

Transition and Consulting Agreement, by and between Poseida Therapeutics, Inc. and Eric Ostertag, dated February 1, 2023 (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(18)

Second Amended and Restated Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated January 1, 2024 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(19)

Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Mark Gergen, dated February 1, 2022 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on February 1, 2022).

(e)(20)

Offer Letter, by and between Poseida Therapeutics, Inc. and Johanna Mylet, dated June 8, 2015 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (File No. 333-239321), filed by Poseida Therapeutics, Inc. with the SEC on June 19, 2020).

(e)(21)

Offer Letter, by and between Poseida Therapeutics, Inc. and Harry Leonhardt, dated July 1, 2020 (incorporated by reference to Exhibit 10.13 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 9, 2023).

(e)(22)

Executive Employment Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(23)

Amended and Restated Participation Agreement, by and between Poseida Therapeutics, Inc. and Kristin Yarema, Ph.D., dated January 1, 2024 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Poseida Therapeutics, Inc. with the SEC on January 4, 2024).

(e)(24)

Offer Letter, by and between Poseida Therapeutics, Inc. and Syed Rizvi, dated March 15, 2024 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(25)

Poseida Therapeutics, Inc. Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(26)

Poseida Therapeutics, Inc. Amended and Restated 2022 Inducement Plan (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-8 (File No. 333-276948) filed by Poseida Therapeutics, Inc. with the SEC on February 8, 2024).

(e)(27)

Forms of Grant Notice, Stock Option Agreement, Notice of Exercise, Restricted Stock Unit Grant Notice and Award Agreement under the Poseida Therapeutics, Inc. 2022 Inducement Plan (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 (File No. 333-262869) filed by Poseida Therapeutics, Inc. with the SEC on February 18, 2022).

(e)(28)

Collaboration and License Agreement, dated as of July 30, 2022, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 10, 2022).

(e)(29)

First Amendment to the Collaboration and License Agreement, dated as of November 7, 2023, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed by Poseida Therapeutics, Inc. with the SEC on March 7, 2024).

Exhibit No.	Description

(e)(30)

Second Amendment to the Collaboration and License Agreement, dated as of February 7, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on May 14, 2024).

(e)(31)

Third Amendment to the Collaboration and License Agreement, dated as of August 14, 2024, between Poseida Therapeutics, Inc. and F. Hoffmann-La Roche Ltd (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Poseida Therapeutics, Inc. with the SEC on November 7, 2024).

(g)	Not applicable.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POSEIDA THERAPEUTICS, INC.

By:	/s/ Kristin Yarema
Name:	Kristin Yarema
Title:	President and Chief Executive Officer

Dated: December 9, 2024

Annex I	Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

November 25, 2024

The Board of Directors

Poseida Therapeutics, Inc.

9390 Towne Centre Drive, Suite 200

San Diego, California 92121

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Poseida Therapeutics, Inc., a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Roche Holdings, Inc., a Delaware corporation (“Parent”), Blue Giant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the issued and outstanding Shares (the “Tender Offer”) in exchange for consideration per Share accepted of an amount in cash equal to $9.00 without interest (the “Cash Amount”), plus one contingent value right per Share (a “CVR”), representing the right to receive the Milestone Payments (as such term is defined in the Contingent Value Rights Agreement in the form annexed to the Agreement (the “CVR Agreement”)), if any, at the times provided for in the CVR Agreement, without interest, determined in accordance with the CVR Agreement (the Cash Amount, taken together (and not separately) with the CVR, collectively the “Consideration”), for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement and the CVR Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company, Parent, Merger Sub or any of their respective Subsidiaries and (ii) any Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent or Merger Sub, and we have not received any compensation from Parent or Merger Sub during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated November 25, 2024 and a draft of the form of the CVR Agreement dated November 25, 2024 attached thereto (collectively, the “Draft Agreements”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2023, December 31, 2022, and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses, projections and probabilities of success prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data, and conducted such financial studies and analyses and took into account such information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and the final executed CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement and the CVR Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement, the CVR Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or any other person as to how such stockholder or other person should vote with respect to any matter relating to the Transaction or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex II	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.